P.E. 12/31/06

ARS

07051474

Knight

► THE SCIENCE OF TRADING
► THE STANDARD OF TRUST

# Creating a
# VIRTUAL EXCHANGE



PROCESSED
APR 26 2007

April 26, 2007

S.E.C.
APR 23 2007
1088

**Knight Capital Group, Inc.** 2006 Annual Report

# Knight

**Knight Capital Group, Inc.** (Nasdaq: NITE) is a leading financial services firm that provides voice and electronic access to the capital markets across multiple asset classes for buy-side, sell-side and corporate clients, and asset management for institutions and private clients. Our Global Markets business offers superior execution quality through natural liquidity, capital facilitation and trading technology, with comprehensive products and services that support the capital formation process. Our Asset Management business, Deephaven Capital Management, is a global multi-strategy alternative investment manager focused on delivering attractive risk-adjusted returns with low correlation to the broader markets.

# OWNING THE TRADING DAY


9:30 AM

**Vir•tu•al ex•change [vur-choo-uhl iks-cheynj] *(noun)* Unique market venue that combines capital facilitation with the benefits of a traditional stock exchange (see "exchange" – a wide range of buyers and sellers forming vast pools of liquidity within which to trade) but without the latency and uncertainty associated with many stock exchange executions. *Origin: Knight***

Welcome to our virtual exchange, a vibrant marketplace where buyers and sellers from more than 2,000 market participants interact and form one of the world's largest sources of equity liquidity. A complex and resilient infrastructure allows for more than 6 million equity trades per day in a natural pool that is complemented by capital commitment and an expansive gateway of connectivity to the market.

Reaching beyond equities, Knight provides electronic access to fixed income, foreign exchange, futures and options so that clients can trade what they want, when and how they want.


CHANGING THE MARKETPLACE
11:31 AM



**Independent and Unbundled**

Knight was a pioneer in offering trading unbundled from investment banking and fundamental research. We remain one of the few pure destinations, a primary draw for buy-side firms seeking trading without conflict. We believe our model is attractive under Regulation NMS in the U.S. and the Markets in Financial Instruments Directive, or MiFID, in Europe.

**Electronic Access**

More buy-side clients are pursuing diverse investment styles and strategies that require trading in multiple asset classes. And yet, the demand for and ability to trade several different types of securities in different markets on one platform is relatively new. Providing such an offering to Knight's clients is among the most important efforts we are undertaking. We are applying our equity experience and technology across the universe of securities, beginning with our enhanced direct market access product.

Knight has introduced some of the industry's best electronic access products that span asset classes. Today we have many products, like Knight Direct, Knight Match and Direct Edge ECN, that simply did not exist in our product suite a few years ago. Hotspot and ValuBond are our latest acquisitions. Notably, Knight maintains all of this expertise in-house, helping us ensure that our offering – which relies on technology – is proprietary.



Electronic trading long since has arrived. Some of our competitors tried to fight it. Others on the Street have turned completely to technology, doing what they do through a black box, the human element now missing. Knight's science-based trading does not take away from the relationships we have with our clients. Science only helps us serve our clients that much better.

**The Original Hybrid Model**

We look beyond asset classes for means to provide even more choice. Low-cost electronic alternatives have become fierce competition for the traditional sales trader, and yet, not every client wants to use direct market access or an ECN. These two means of access to the marketplace are seemingly at odds with one another, but very much at home within Knight. We service the buy side with voice and electronic access, and the sell side with predominantly automated systems supported by a trading desk to help manage difficult trading situations for our clients.



**We have built a leading financial services firm – one of the industry leaders in the trade execution space and an indispensable partner to our clients. Together, we navigate changes in regulation, market structure and technology.**

# DISCOVERING LIQUIDITY


1:35 PM

**With a natural liquidity pool so broad, deep and different from that of other market participants, Knight has become more than an execution destination. For many buy- and sell-side firms, we are a valued partner.**



**Unique Order Flow**

The stock of nearly every U.S. public company is traded here. That's billions of shares of more than 16,000 companies, every day. These shares flow to us from an extensive network of more than 2,000 buy- and sell-side clients. And we were the largest market maker by volume in each of more than 5,400 stocks in 2006, providing capital facilitation to help our clients in less liquid securities.

In 2006, Knight executed more than 225 million trades, or 1.1 trillion shares, of listed, Nasdaq and over-the-counter stocks. And on February 27, 2007, Knight surpassed a four-year volume record, processing more than 2 million trades totaling approximately 5 billion shares in a single day.

**Gateway to the Markets**

Should our natural pools of liquidity not offer the right solution to completing a trade efficiently and effectively, Knight will connect clients to the market through our network of ECNs, dark pools, exchanges and other market destinations. And Knight continually seeks additional destinations to round out our web of connectivity.

**Better Execution Quality**

Whether our clients seek speed, low market impact or price improvement, our liquidity and connectivity are designed to meet their definition of a quality execution. Knight is expanding the concept of best execution beyond equities into other asset classes, where we can leverage our financial technologies, electronic access capabilities and core competency in trade execution.



**Knight's intellectual property was developed from the absolute necessity of processing billions of incoming shares for clients at sub-second speeds as efficiently as possible.**



### Science of Trading

On its surface, trading appears to be as simple as "buy low, sell high." But in reality, trading well and trading profitably is extraordinarily complex. Investments in infrastructure and intellectual capital are critical. And without research, testing and seamless implementation, we would not have developed the capabilities for high execution quality, minimal down-time and capacity for more than 6 million equity trades a day.

Knight has developed what we believe to be the very best trading software on the Street, and we can customize our executions according to the needs and customer base of our sell-side clients. For example, clients may proactively "ping" our algorithms in search of trading interest, and we may similarly ping theirs, in an effort to find a match. Or, a competitor can actually become an execution partner and liquidity source when we interact with the order flow they can't process efficiently in-house.

### Packaging Our Trading Software

When processing order flow, many electronic models strictly take into account the general market dynamics and identify single stocks for proprietary trading. In stark contrast, Knight's models focus on processing our vast incoming order flow, which means our algorithms can be easily packaged and licensed to clients who want to apply them to their own order flow.

Knight can also act as the trading desk for clients. We see the demand for such an offering – which combines access to our electronic trading models, algorithms, capacity and trading expertise – increasing as trading becomes more complicated.

INVENTING SOLUTIONS

2:21 PM







# FORGING PARTNERSHIPS

3:12 PM

**Trading becomes more complex with every new technological advance, market regulation and liquidity destination. In such a dynamic environment, we know how to add value to the trading process to meet the needs of our clients.**



### Dissecting and Digesting Data

Knight's institutional sales traders and traders are in the market, following the same stocks every day, and sitting at the nexus of Knight's buy- and sell-side order flow. These liquidity experts apply their experience to translate trading patterns and directionality into strategies to help clients increase alpha and lower market impact. With one of the largest sales trading teams on the Street, we attend to every account and provide unconflicted service to the buy side.

### Intellectual Capital at Work

With 95% of sell-side order flow processed automatically, we work closely with our clients to customize our offering and provide the high execution quality they seek and their customers demand. When an automatic execution may not provide the best outcome, such as with an oversized order or in a stock whose trading is impacted by news, we have traders and client service staff to handle the orders on behalf of our clients.

Client service doesn't end with the execution of an order. Knight established a suite of customized products and services by leveraging our core competency. For portfolio and alternative investment managers, we offer fundraising, commission management programs, short-term liquidity services and portfolio financing solutions. We also help small- and mid-cap companies connect with institutional investors, execute specialized trades in their own stock and access corporate finance services. Finally, our technical research team offers investment ideas across markets and time horizons.





**Diversification**

Revenue diversification, together with asset class expansion and increased automation, are initiatives we will continue to pursue to help achieve greater performance and consistency through the lumps of the market cycle.

Since 2002, Knight has adapted our trading capabilities from a platform designed to serve broker-dealers to one that supports a successful and growing institutional business as well. We invested in our infrastructure and leveraged our knowledge of the small- and mid-cap space, and we now have successful offerings for issuer companies. Deephaven has achieved success pursuing its own client and product diversification and asset growth strategies.

**Essential Automation**

To support the expansion and enhancement of our offering, Knight must be as strong and efficient as possible. Nothing has been more critical to improving the health of our company than automating the vast majority of our broker-dealer order flow.

Human traders are irreplaceable when it comes to large, difficult orders. However, electronic trading models are faster than people at combing through millions of shares and determining how and where to execute to improve the outcome for the client and cost efficiency for Knight.

Knight began an extensive automation effort mid-2005, and by the end of 2006


POSITIONING FOR TOMORROW
3:45 PM

we had completed six consecutive quarters of consistently profitable results in varied market conditions. We continue to develop and refine our algorithms to further improve performance and adjust for regulatory and market changes.

**Deephaven's Opportunity**

Deephaven is at the forefront of the alternative investment space. Poised to grow thanks to a twelve-year track record of success, including a stellar 2006, the division is attracting the attention of investors seeking non-correlated, absolute-oriented returns. Industry pundits expect allocations to alternative investment providers to greatly expand over the next five years. Deephaven's varied offerings across multiple investing strategies position it well to participate in the expected industry growth.

**Knight has a strong financial foundation to explore the financial technologies, asset classes, and products or services that support our strategy to build a virtual exchange and succeed in different market conditions.**



# BELIEVING IN KNIGHT

## Fellow Knight Shareholder:

**Thomas M. Joyce**, *Chairman & CEO*

**Knight's strategy is to be a single solution providing clients with multiple access points to invest in multiple asset classes. Creating a virtual exchange is not a simple endeavor, but it is a simple vision, an elegant answer to the needs of our clients and shareholders, as well as to the constant evolution of the securities industry.**

Our strategic vision drove three key accomplishments for the Global Markets segment in 2006.

- We introduced several new fee-based products that added asset classes and access points.
- Our broker-dealer operations increased automation, which both improved execution quality and helped stabilize our quarterly performance.
- Finally, we grew organically through deeper account penetration and outreach to new clients.

As a result, Global Markets revenues increased more than 42% between 2005 and 2006, and pre-tax operating income grew more than 250%.

### Deephaven's Exceptional Year

Our Asset Management segment finished 2006 with a blended return of 22.8%, well above the peer average, and assets under management of $4.2 billion, an all-time high. This segment's annual revenues more than doubled and pre-tax operating earnings increased more than 180%. We signed new, long-term contracts with senior management and continued to align the interests of Deephaven and Knight through revised profit-sharing structures.

### Building Blocks

Knight completed two acquisitions in 2006 that expanded our asset class offering. Hotspot FX utilizes an ECN model that allows our clients to trade the largest asset class in the world, foreign exchange. ValuBond is an ECN that serves the bond market investor.

**Our successes shine through our 2006 financial results. In just one year, total Knight revenues grew nearly 50% to $951.2 million, and pre-tax operating income before write-downs and charges more than doubled to $265.0 million.**

Knight is now at the forefront of providing multi-asset class trading at the touch of a mouse through our direct market access platform. Knight Direct has superior trading tools, in-depth market data and capabilities in equities, foreign exchange, futures and options. The platform will soon be available to our international clients who will benefit from the addition of non-U.S. equities and improved FX functionality on the platform.

We've also enriched Knight Match, an anonymous, agency-only crossing system that facilitates institutional access to Knight's broker-dealer order flow, as well as to other institutions. Knight Match clients benefit from robust volume and small- and mid-cap strength unlike any other dark pool. Rounding out our electronic access products is Direct Edge ECN, an industry utility which plays an important role as one of the few low-priced execution alternatives to the major U.S. equity exchanges.

Knight also added or enhanced products and services around the trade execution process, including commission management, private placement and customized reports from our technical research team. We're proud to say that market technician Ralph Acampora was again named an *Institutional Investor* magazine All-Star analyst.

**The Heart of Knight's Offering**

Behind our offering is what clients truly value: Knight's unique liquidity, broad access and market insight for navigating an increasingly fragmented market.

Our broker-dealer business remains a top destination for order flow because of Knight's automation, powered by sophisticated models. We are packaging that expertise for new

**TOTAL REVENUES**
(in thousands)


$397,988
$545,909
$625,750
$634,623
$951,210
02
03
04
05
06

**PRE-TAX OPERATING EARNINGS***
(in thousands)


$(16,947)
$100,094
$82,638
$120,909
$264,990
02
03
04
05
06

**PRE-TAX OPERATING MARGINS***


(4.3)%
18.3%
13.2%
19.1%
27.9%
02
03
04
05
06

* Excludes Regulatory charges and related matters and Writedown of Assets, Lease loss accrual and Discontinued Operations. Also excludes International charges and minority interest for 2002 only.

clients, giving them access to our algorithms and benefiting from mutual order flow.

Institutional clients are attracted to Knight because we have one of the largest voice networks on the Street, with more than 80 highly dedicated sales traders who have earned great respect from the buy-side for their ability to help capture alpha and find unique solutions. Year-over-year growth continued again in 2006 with increased market share, new accounts and deeper client penetration. We offer the best of high-touch and low-touch in one execution-only firm.

**Welcoming Change**

If you think what I just described sounds like a hybrid model, you're right. Like the NYSE, we've been working through the challenges of combining electronic and human trading – only we've been doing this much longer than they have. Simply put, we believe we are far better prepared than our competitors for the changes on our doorstep. The SEC's Regulation NMS, with its trade-through rule, is here. Consolidation continues. Dark pools are proliferating. Fragmentation is escalating. I believe demand for Knight's offering will increase as trading becomes more difficult and expensive.

**Constantly Evolving**

We're only just beginning to unlock the potential of our virtual exchange. With the strength of our pristine balance sheet and our positive cash flow generation, we will pursue the right opportunities.

Our industry-leading broker-dealer business and the extensive relationships our sales traders have with the institutional community will continue to drive growth internally. We also expect revenue growth from the expansion of our electronic access products, our trading software applications and other extensions of our sell-side offering.

**NET INCOME**
(in thousands)



$(43,237)
$38,073
$91,132
$66,361
$158,346
02
03
04
05
06


**DILUTED EPS**



$(0.36)
$0.32
$0.77
$0.62
$1.49
02
03
04
05
06


Deephaven will focus on new strategy and fund development, client diversification and asset gathering. I'm confident in their ability to grow assets going forward and to continue to be a strong cash flow contributor to Knight.

In a first for Knight, we're bringing lagging market perception in line with Knight's reality by explaining our value proposition through a corporate advertising and brand program. Built around the tagline, "The Science of Trading. The Standard of Trust." we are showcasing Knight's suite of electronic access products through targeted corporate, online and print advertising as well as redesigned webpages.

We will continue to seek revenue opportunities that are fee- and commission-based. Four years ago, we relied on net trading revenue as the bulk of our revenue stream. In 2006, more than half of our revenues were from commissions and fee-like sources.

As we grow, we are challenged to balance opposing measures – market share with profitability, investment with return, consistent results with the inherent unpredictability of the market. We remain focused on pre-tax margins. While our path to greater successes may not be straight, we have our sights firmly on our destination – long-term shareholder value.

By any measure – financial, strategic or organizational – 2006 was one for the record books. But we are already hard at work, looking to extend Knight's franchise and track record of success. We believe we're onto something big: our virtual exchange and its benefits for our stakeholders. Thank you for your unwavering support. We're glad you're part of what we are building.

Thomas M. Joyce

**Thomas M. Joyce**
*Chairman & CEO*

March 14, 2007


4:30 PM

▼ REMOVABLE PRODUCTS BROCHURE ATTACHED – PLEASE TEAR ALONG PERFORATION ▼

## PRODUCTS AND SERVICES

**Broker-Dealer**
Knight offers our broker-dealer clients the ability to execute trades according to their customers' needs. Sophisticated systems and trading algorithms allow us to make nearly instantaneous decisions on client orders with consistently high execution quality.

**Capital Placement**
Knight Capital Partners provides comprehensive capital placement and advisory services for alternative investment managers, including private equity funds, hedge funds and non-traditional long-only strategies. We assist general partners in the positioning, pre-marketing and placement of investment management services with top-tier institutional investors worldwide.

**Commission Management**
Our commission management programs serve plan sponsors, investment managers and hedge funds in the institutional investment community. We offer client commission, commission recapture and transition management programs designed to assist our clients in reducing transaction costs and improving investment performance.

**Corporate Access**
Institutional Corporate Access is an unbiased and unique platform for portfolio managers to meet with corporate executives, offering access to management of small- and mid-cap companies across the U.S. and in Europe.

**Corporate Services**
Corporate Services provides non-traditional institutional trade execution needs, including restricted stock transactions and issuer buybacks to companies, their senior management and restricted stockholders. Clients have access to a full-service solution, including Knight's liquidity, trade execution, market insight and client service.

**Mutual Fund Cash Management**
Through a sales agreement with ReFlow Management LLC, Knight helps mutual fund companies counterbalance daily shareholder redemptions and purchases. ReFlow's short-term liquidity services can help clients establish a more stable cash position, improve tax efficiency and enhance shareholder performance.

**Portfolio Financing**
Knight offers portfolio financing and treasury funding solutions for hedge funds through a strategic relationship with S3 Partners, which manages collateral on an agency basis and structures funding programs for clients.

**Private Placement**
Through Knight Capital Markets, Private Placement can provide corporate finance and capital markets services focused on mid-cap companies. We also provide capital raising, acting as placement agent for private placements for public and private companies.

**Research – Technical**
Knight Research provides expertise from one of the most well-known technical research teams on the Street. Actionable, relevant investment ideas through customizable research reports and proprietary technical alerts add value to clients' trade executions and portfolios.



## ASSET MANAGEMENT

Our Asset Management business, Deephaven Capital Management, is a global, multi-strategy alternative investment manager focused on delivering attractive risk-adjusted returns with low correlation to the broader markets.

Deephaven's investors include banks, insurance companies, funds-of-hedge funds, corporate and public pension plan sponsors, trusts, endowments, foundations and private clients. Deephaven differentiates itself based on reputation, client relationships, experience of the management team, investment strategies, risk profile and the strength of its historical track record.

Founded in 1994, Deephaven invests globally across multiple asset classes and strategies. Deephaven pursues a broad range of global strategies, including credit- and event-driven, fundamental security selection, quantitative and volatility-driven. Deephaven believes it is advantageous to allocate and reallocate capital on a timely and flexible basis to different geographies, asset classes, strategies and market sectors in order to generate attractive risk-adjusted returns over the long term in unpredictable markets.

For more information about Deephaven Capital Management, please visit www.deephavenfunds.com.

# OUR VIRTUAL EXCHANGE



CLIENT
ELECTRONIC & VOICE
ELECTRONIC & VOICE
OMS/EMS
OMS/EMS
BUY-SIDE & SELL-SIDE FIRMS
EQUITIES
FIXED INCOME
FOREIGN EXCHANGE
FUTURES
OPTIONS
KNIGHT LIQUIDITY
MATCH WITH CLIENT FLOWS
ENHANCED EXECUTION
INSTITUTIONAL ORDERS
MARKET MAKERS
BROKER-DEALER (RETAIL ORDERS)
AUTOMATED SYSTEMS
KNIGHT GATEWAY
SMART ROUTING FOR OUTBOUND ORDER FLOW
EXCHANGES
DEALERS
ECNs
ATSs
ADF


**Multiple Access Points to Multiple Asset Classes**

Knight's virtual exchange allows for electronic or voice access to trade equities, fixed income, foreign exchange, futures and options. Within our multi-dimensional infrastructure, client orders can interact with each other in our large pool of equity liquidity, meet on an ECN platform or benefit from the expertise of a sales trader or trader. Our capital facilitation, routing capabilities and gateway to the marketplace provide greater opportunity for complete, high-quality executions on behalf of our clients.

At Knight, each day integrity takes its place and the science of trading goes to work. Our clients appreciate that kind of consistency. A centralized source of deep liquidity in a wide variety of securities and markets – from pure trade executions, technical research, direct market access, corporate services and capital placements to our asset management offering – we present our clients a multi-dimensional infrastructure built from trust and discipline. When integrity and technology converge, the science of trading goes to work.



## GLOBAL MARKETS

In Knight's virtual exchange, we provide buy-side and sell-side clients with voice and electronic access across multiple asset classes in multiple markets.

Our Global Markets business offers superior execution quality through natural liquidity, capital facilitation and trading technology, with comprehensive products and services that support the capital formation process. We make a market or trade in nearly every U.S. equity security and provide trade execution services in a large number of international securities, futures, options, foreign currencies and fixed income instruments.

Clients benefit from our fluency in market structures and mechanics, thorough knowledge of industry regulations and understanding of trade execution requirements. Our unique blend of order flow coupled with our insight and experience provides a resource for those who seek clarity on the direction and momentum of the market.

Our liquidity and scale may bring clients to Knight, but we understand that order flow alone is not enough to keep them here. In a difficult market environment or with a complicated trade, our traders, sales traders, relationship managers and client service professionals will marshal our resources to address and resolve issues that may arise.

We want each client to be as proud to use and recommend Knight as we are to have them as clients. We understand that Knight's performance every day reflects directly on our clients, and we take this responsibility very seriously.


OUR OFFERINGS
Knight
► THE SCIENCE OF TRADING
► THE STANDARD OF TRUST

## ACCESS

### Electronic Access

**Direct Edge ECN**
Direct Edge ECN is a competitive, low-cost alternative equity execution venue. Clients access liquidity, which either matches internally or routes externally to yield high fulfillment rates. In addition to anonymity, clients benefit from broad access to liquidity, greater trading flexibility and minimal market impact through this industry utility.

**Hotspot FXi**
Hotspot FXi is a foreign exchange ECN. It enables instantaneous and anonymous trading on competitive prices streamed by bank market makers, as well as on bids and offers entered by other clients. Transparency and executable market data support best execution and transaction cost analysis.

**Knight Direct**
Buy-side clients achieve direct market access to multiple liquidity destinations across asset classes through Knight Direct, a broker-neutral platform. Knight Direct enables clients to eliminate the infrastructure and costs of supporting numerous systems and is backed up by full client service and systems support.

**Knight Match**
Knight Match is an anonymous, agency-only crossing system that interacts with liquidity from Knight's client base to facilitate natural matches, providing an opportunity for price improvement and liquidity discovery. Knight Match offers the potential to interact with hundreds of millions of shares per day.

**ValuBond**
ValuBond delivers a centralized electronic trading platform to the U.S. bond market and a suite of front-end applications for retail advisors and clients. Designed for speed, security and reliability, it adds value to fixed-income trading with improved trade execution, transparent pricing, competitive data and lower costs.

### Voice Access

**Institutional Block Trading**
Knight provides institutional block trading for NYSE, Nasdaq, international (ordinaries and ADRs) and AMEX securities from our institutional block desk. Our clients benefit from superior service, capital facilitation and access to our broker-dealer and institutional order flow.

**Institutional Sales Trading**
At Knight, institutional sales trading means attention to every order. Clients count on the market insight of our experienced sales traders and block traders to help them access liquidity, maintain anonymity and minimize market impact. Knight maintains one of the largest sales trading teams on the Street focused on building strong client relationships.

**International Market Access**
Through our extensive exchange memberships and market access solutions, Knight provides clients with execution services in international equities, including ordinaries and ADRs, throughout Europe, Asia, Latin America, Canada and other major international markets. Our London-based operation offers sales and trading with capital facilitation and liquidity.

**Program Trading**
Our program trading offering combines experienced traders and enhanced technology. Seeking the best outcome for clients, the desk utilizes an enhanced front end, analytics, algorithms and real-time feedback. Additionally, we use smart-order routing to minimize market impact by accessing numerous pools of non-displayed liquidity for price-improved crossing.

**Special Situations**
With a focus on event-related investment strategies such as announced U.S. merger arbitrage, leveraged buyouts and corporate restructurings, Special Situations is a valuable resource to both the multi-strategy hedge fund and the fundamental long-short fund manager. We provide liquidity in single stocks and multi-security transactions.

## ASSET CLASSES

**Equities**
Knight makes a market or trades in more than 16,000 U.S. equities, providing our clients a single destination for Nasdaq, NYSE- and AMEX-listed and over-the-counter equities. In international equities, both ordinaries and ADRs, we offer sales and trading in European and other international markets through our London-based trading operation and international trading desk in Jersey City. In addition to maintaining one of the largest and deepest equity footprints in the world, we offer clients a choice between electronic and voice access to the markets. We also have the ability to facilitate capital to complete trades on our clients' behalf. For external liquidity, Knight's premier outbound routing gateway employs a network of ECNs, dark pools, exchanges and other market destinations.

**Fixed Income**
As more investors seek greater diversification through investment income opportunities, demand for efficient access to fixed income is expected to grow. ValuBond provides an electronic trading platform and trader and broker workstations for fixed income securities, with live secondary trading of treasury, corporate, agency and municipal bonds and access to new issues.

**Foreign Exchange**
Hotspot FXi provides electronic access to the spot foreign exchange market in 28 currency pairs through an ECN model. Electronic dealer-client spot FX trading is a multi-billion-dollar market which institutions use to generate alpha and facilitate hedging of international transactions. The FX market is migrating from voice to electronic trading at a rapid pace, and market participants are expanding their use of short-term technical models and high-speed algorithmic trading systems.

**Futures**
Knight's connectivity network supports futures order routing to many of the world's leading futures exchanges, providing for efficient trade execution of futures strategies as well as outright futures trades in index, single-stock and commodity futures through our direct market access product, Knight Direct.

**Options**
Knight provides direct electronic access to the primary options markets through Knight Direct. Trading options via Knight provides clients with advanced order routing to the exchanges such as exchange sweeping and auto-ex capabilities. Knight Direct's interface also provides robust options pricing features, which help traders gauge implied, theoretical and historical volatility measurements.



# OUR OFFERINGS

Knight™

- THE SCIENCE OF TRADING
- THE STANDARD OF TRUST


**Corporate Headquarters**
545 Washington Boulevard
Jersey City, New Jersey 07310
Telephone: 201.222.9400
Fax: 201.557.6853
Toll Free: 800.544.7508

Nasdaq: NITE
www.knight.com

# 2006 FINANCIAL REVIEW

# SELECTED FINANCIAL DATA

The following selected consolidated financial data are qualified by the Consolidated Financial Statements of Knight Capital Group, Inc. and the Notes thereto included elsewhere in this document. The following should be read in conjunction with the Consolidated Financial Statements and the discussion under Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this document. The Consolidated Statements of Operations Data for 2006, 2005 and 2004 and the Consolidated Statements of Financial Condition Data at December 31, 2006 and 2005 have been derived from our audited Consolidated Financial Statements included elsewhere in this document. The Consolidated Statements of Operations Data for 2003 and 2002 and the Consolidated Statements of Financial Condition Data at December 31, 2004, 2003 and 2002 are derived from Consolidated Financial Statements not included in this document.

| For the years ended December 31, | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|
| (In thousands, except share and per share data) | | | | | |
| **CONSOLIDATED STATEMENTS OF OPERATIONS DATA**(1)**:** | | | | | |
| **REVENUES** | | | | | |
| Commissions and fees | **$405,315** | $296,222 | $276,011 | $163,147 | $ 75,599 |
| Net trading revenue | **243,761** | 165,614 | 250,993 | 290,938 | 269,323 |
| Asset management fees | **213,887** | 89,227 | 77,658 | 57,903 | 34,510 |
| Interest and dividends, net | **16,027** | 9,019 | 4,647 | 3,657 | 5,357 |
| Investment income and other | **72,219** | 74,541 | 16,441 | 30,264 | 13,199 |
| Total revenues | **951,209** | 634,623 | 625,750 | 545,909 | 397,988 |
| **TRANSACTION-BASED EXPENSES** | | | | | |
| Execution and clearance fees | **106,908** | 99,427 | 111,788 | 102,659 | 85,917 |
| Soft dollar and commission recapture | **65,458** | 63,671 | 60,118 | 9,986 | 7,372 |
| Payments for order flow and ECN rebates | **42,191** | 21,220 | 36,632 | 32,179 | 36,306 |
| Total transaction-based expenses | **214,557** | 184,318 | 208,538 | 144,824 | 129,595 |
| **REVENUES, NET OF TRANSACTION-BASED EXPENSES** | **736,652** | 450,305 | 417,212 | 401,085 | 268,393 |
| **OTHER DIRECT EXPENSES** | | | | | |
| Employee compensation and benefits | **352,353** | 229,460 | 244,550 | 206,860 | 169,044 |
| Communications and data processing | **33,119** | 32,513 | 28,896 | 27,992 | 31,077 |
| Depreciation and amortization | **20,641** | 16,355 | 14,248 | 19,385 | 26,658 |
| Professional fees | **20,568** | 19,555 | 14,915 | 10,993 | 16,384 |
| Business development | **14,343** | 6,419 | 8,269 | 7,160 | 6,852 |
| Occupancy and equipment rentals | **13,536** | 13,554 | 16,852 | 17,449 | 21,554 |
| Writedown of assets and lease loss accrual | **8,480** | 10,055 | 3,810 | 16,508 | 15,423 |
| Regulatory charges and related matters | **–** | 5,703 | 79,342 | – | – |
| International charges | **–** | – | – | – | 31,221 |
| Other | **17,101** | 11,540 | 6,844 | 11,152 | 13,771 |
| Total other direct expenses | **480,141** | 345,154 | 417,726 | 317,499 | 331,984 |
| Income (loss) before income taxes, minority interest and discontinued operations | **256,511** | 105,151 | (514) | 83,586 | (63,591) |
| Income tax expense (benefit) | **98,165** | 38,912 | 9,258 | 32,497 | (20,139) |
| Income (loss) before minority interest and discontinued operations | **158,346** | 66,239 | (9,772) | 51,089 | (43,452) |
| Minority interest in consolidated subsidiaries | **–** | – | – | – | 5,101 |
| Net income (loss) from continuing operations | **$158,346** | $ 66,239 | $ (9,772) | $ 51,089 | $ (38,351) |
| Income (loss) from discontinued operations, net of tax | **$ –** | $ 122 | $100,904 | $ (13,016) | $ (4,886) |
| **NET INCOME (LOSS)** | **$158,346** | $ 66,361 | $ 91,132 | $ 38,073 | $ (43,237) |

(1) Certain prior year amounts have been reclassified to conform to current year presentation.

# SELECTED FINANCIAL DATA

| For the years ended December 31, (In thousands, except share and per share data) | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|
| Basic earnings per share from continuing operations | **$1.56** | $0.64 | $(0.09) | $ 0.46 | $(0.32) |
| Diluted earnings per share from continuing operations | **$1.49** | $0.62 | $(0.08) | $ 0.43 | $(0.32) |
| Basic earnings per share from discontinued operations | **$ -** | $ - | $ 0.90 | $(0.12) | $(0.04) |
| Diluted earnings per share from discontinued operations | **$ -** | $ - | $ 0.86 | $(0.11) | $(0.04) |
| Basic earnings per share | **$1.56** | $0.64 | $ 0.81 | $ 0.34 | $(0.36) |
| Diluted earnings per share | **$1.49** | $0.62 | $ 0.77 | $ 0.32 | $(0.36) |
| Shares used in computation of basic earnings per share | **101,420,428** | 103,455,791 | 112,423,158 | 112,023,419 | 120,771,786 |
| Shares used in computation of diluted earnings per share | **106,242,653** | 106,881,855 | 117,636,085 | 117,749,743 | 120,771,786 |

| December 31, | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|
| **CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION DATA:** | | | | | |
| Cash and cash equivalents | **$ 214,760** | $ 230,591 | $ 445,539 | $ 249,998 | $ 236,629 |
| Securities owned, held at clearing brokers, at market value | **711,775** | 380,367 | 254,473 | 201,239 | 143,357 |
| Investment in Deephaven sponsored funds | **187,573** | 281,657 | 215,330 | 197,605 | 148,688 |
| Assets within discontinued operations | **-** | - | - | 2,938,223 | 2,411,285 |
| Total assets | **2,028,214** | 1,416,016 | 1,394,020 | 3,960,228 | 3,174,058 |
| Securities sold, not yet purchased, at market value | **693,071** | 345,457 | 221,421 | 173,119 | 84,715 |
| Liabilities within discontinued operations | **-** | - | - | 2,808,167 | 2,200,504 |
| Total stockholders' equity | **962,487** | 823,448 | 851,202 | 787,096 | 753,832 |

## EXECUTIVE OVERVIEW

We are a leading financial services firm that provides voice and electronic access to the capital markets across multiple asset classes for buy-side, sell-side and corporate clients, and asset management for institutions and private clients. We continually apply knowledge and innovation to the trading and asset management processes to build lasting client partnerships through consistent performance and superior client service. We have two operating business segments, Asset Management and Global Markets, as well as a Corporate segment.

- **Asset Management** – Our Asset Management business, Deephaven, is a global, multi-strategy alternative investment manager focused on delivering attractive risk-adjusted returns with low correlation to the broader markets for institutions and private clients. Assets under management were $4.2 billion as of December 31, 2006, up from $2.9 billion of assets under management as of December 31, 2005.

- **Global Markets** – Our Global Markets business offers superior execution quality through natural liquidity, capital facilitation and trading technology, with comprehensive products and services that support the capital formation process. We make a market or trade in nearly every U.S. equity security and provide trade execution services in a large number of international securities, futures, options, foreign currencies and fixed income instruments.

The Company's Corporate segment includes all corporate overhead expenses and investment income earned on strategic investments and our corporate investment in funds managed by the Asset Management segment (the "Deephaven Funds"). Corporate overhead expenses primarily consist of compensation for certain senior executives and other individuals employed at the corporate holding company, legal and other professional expenses related to corporate matters, directors' fees, investor and public relations expenses and directors' and officers' insurance.

In December 2004, the Company completed the sale of one of its business segments, Derivative Markets, to Citigroup Financial Products Inc. ("Citigroup"). In accordance with generally accepted accounting principles ("GAAP"), the results of this segment have been included within discontinued operations for 2005 and 2004. For a further discussion of the sale of the Company's Derivative Markets business, see Footnote 9 "Discontinued Operations" included in the Consolidated Financial Statements contained elsewhere in this document.

The following table sets forth: (i) Revenues, (ii) Expenses excluding Regulatory charges and related matters and Writedown of assets and lease loss accrual ("Operating Expenses") and (iii) Income (loss) from continuing operations before Regulatory charges and related matters and Writedown of assets and lease loss accrual and income taxes ("Pre-Tax Operating Earnings") of our segments and on a consolidated basis (in millions):

| For the years ended December 31, | **2006** | 2005 | 2004 |
|---|---|---|---|
| **ASSET MANAGEMENT** | | | |
| Revenues | **$214.9** | $ 89.8 | $ 78.2 |
| Operating Expenses | **140.0** | 63.2 | 48.6 |
| Pre-Tax Operating Earnings | **74.8** | 26.5 | 29.6 |
| **GLOBAL MARKETS** | | | |
| Revenues | **669.7** | 470.7 | 531.0 |
| Operating Expenses | **510.9** | 425.6 | 461.1 |
| Pre-Tax Operating Earnings | **158.8** | 45.1 | 69.9 |
| **CORPORATE** | | | |
| Revenues | **66.6** | 74.2 | 16.6 |
| Operating Expenses | **35.3** | 24.9 | 33.5 |
| Pre-Tax Operating Earnings | **31.4** | 49.3 | (16.9) |
| **CONSOLIDATED** | | | |
| Revenues | **951.2** | 634.6 | 625.8 |
| Operating Expenses | **686.2** | 513.7 | 543.2 |
| Pre-Tax Operating Earnings | **$265.0** | $120.9 | $ 82.6 |

Totals may not add due to rounding.

Consolidated Revenues in 2006 increased $316.6 million, or 50% from 2005, while consolidated Operating Expenses increased $172.5 million or 34% from 2005. Overall, Consolidated Pre-Tax Operating Earnings increased $144.1 million, or 119% from 2005.

The changes in our Pre-Tax Operating Earnings by segment from 2005 to 2006 are summarized as follows:

- **Asset Management** – Our 2006 Pre-Tax Operating Earnings from Asset Management were up $48.3 million, or 182% from 2005, primarily due to higher incentive fees as a result of increased fund returns and higher assets under management.

- **Global Markets** – Our 2006 Pre-Tax Operating Earnings from Global Markets were up $113.7 million or 252% from 2005, primarily due to the expansion of our electronic trading effort and automated execution of most of our broker-dealer order flow, increased revenue capture and volumes, and improved market conditions.

- **Corporate** – The results from our Corporate segment were positively impacted in 2006 by realized gains from the sales of our corporate equity investment in the International Securities Exchange, Inc. ("ISE"), as well as higher returns on our corporate investment in the Deephaven Funds. The decrease in our 2006 Pre-Tax Operating Earnings compared to 2005 is primarily related to the sale of our investment in the Nasdaq Stock Market, Inc. ("Nasdaq") in 2005.

A reconciliation of income (loss) from continuing operations before income taxes in accordance with GAAP ("Pre-Tax GAAP Income") to Pre-Tax Operating Earnings and of total GAAP expenses to Operating Expenses is included elsewhere in this section.

## CERTAIN FACTORS AFFECTING RESULTS OF OPERATIONS

We have experienced, and expect to continue to experience, significant fluctuations in operating results due to a variety of factors, including, but not limited to, introductions or enhancements to trade execution services by us or our competitors; the value of our securities positions and our ability to manage the risks attendant thereto; the volume of our market-making activities; the dollar value of securities traded; volatility in the securities markets; our market share with institutional and broker-dealer clients; the performance, amount of, and volatility in, the results of our quantitative market-making and program trading portfolios; the performance of our international operations; our ability to manage personnel, overhead and other expenses, including our occupancy expenses under our office leases and expenses and charges related to our legal and regulatory proceedings; the strength of our client relationships; changes in payments for order flow and clearing, execution and regulatory transaction costs; the level of assets under management and fund returns; the addition or loss of executive management and asset management, sales and trading and technology professionals; legislative, legal and regulatory changes; legal and regulatory matters; geopolitical risk; the amount and timing of capital expenditures, acquisitions and divestitures; the integration, performance and operation of acquired businesses; the incurrence of costs associated with acquisitions and dispositions; investor sentiment; technological changes and events; seasonality; competition and market and economic conditions. Such factors may also have an impact on our ability to achieve our strategic objectives, including, without limitation, increases in our pre-tax profit margins, market share and revenue capture in our Global Markets segment and increases in our fund returns and assets under management in our Asset Management segment. If demand for our services declines in either of our segments due to any of the above factors, and we are unable to adjust our cost structure on a timely basis, our operating results and strategic objectives could be materially and adversely affected.

As a result of the foregoing factors, period-to-period comparisons of our revenues and operating results are not necessarily meaningful and such comparisons cannot be relied upon as indicators of future performance. There also can be no assurance that we will be able to continue the rates of revenue growth that we have experienced in the past or that we will be able to improve our operating results.

## TRENDS

We believe that our continuing operations are impacted by the following trends that may affect our financial condition and results of operations.

- Broker-dealer clients continue to focus on statistics measuring the quality of equity executions (including speed of executions and price improvement). In an effort to improve the quality of their executions as well as increase efficiencies, market-makers have increased the level of automation within their operations. Over the past several years, the greater focus on execution quality has resulted in greater competition in the marketplace, which, along with market structure changes and market conditions, has negatively impacted the revenue capture metrics of the Company and other market-making firms.
- Retail equity transaction volumes executed by broker-dealers have fluctuated over the past few years due to investor sentiment, market conditions and a variety of other factors. Retail equity transaction volumes may not be sustainable and are not predictable.
- There has been consolidation among market centers over the past several years, and several regional exchanges have entered into joint ventures with broker-dealers to create their own alternative trading systems (i.e. ECNs) and compete within the OTC and listed trading venues. In addition, many broker-dealers are offering their own internal crossing networks creating further fragmentation in the marketplace.
- Market structure changes, competition and market conditions have triggered an industry shift toward market-makers charging explicit commissions or commission equivalents to institutional clients for executions in OTC securities. For the majority of our institutional client orders, we charge explicit fees in the form of commissions or commission equivalents. Institutional commission rates have fallen in the past few years, and may continue to fall in the future.
- Due to regulatory scrutiny over the past several years relating to equity sell-side research and the continued focus by investors on execution quality and overall transaction costs, more institutional clients allocate commissions to broker-dealers based on the quality of executions. In the past, institutional equity commissions were primarily allocated to broker-dealers in exchange for either research or soft dollar and commission recapture programs.

- There has been increased scrutiny of market-makers, specialists, hedge funds and soft dollar practices by the regulatory and legislative authorities. New legislation or modifications to existing regulations and rules could occur in the future.

- There has been a proliferation of alternative investment entities, which has had the effect of materially increasing competition for new investor assets.

**INCOME STATEMENT ITEMS**

The following section briefly describes the key components of, and drivers to, our significant revenues and expenses.

**Revenues**

Our revenues consist principally of Commissions and fees and Net trading revenue from Global Markets. Revenues on transactions for which we charge explicit commissions or commission equivalents, which include the majority of our institutional client orders, are included within Commissions and fees. Commissions and fees are primarily affected by changes in our equity transaction volumes with institutional clients, changes in commission rates, the growth of Direct Trading, Direct Edge, Hotspot and ValuBond and the growth of our soft dollar and commission recapture activity.

Trading profits and losses on principal transactions are included within Net trading revenue. These revenues are primarily affected by changes in the amount and mix of U.S. equity trade and share volumes, our revenue capture, dollar value of equities traded, our ability to derive trading gains by taking proprietary positions, changes in our execution standards, volatility in the marketplace, our mix of broker-dealer and institutional clients, and regulatory changes and evolving industry customs and practices.

Asset management fees represent fees earned by Deephaven for sponsoring and managing the Deephaven Funds as well as fees earned from separately managed accounts. These fees consist of annual management fees, calculated as fixed percentages of assets under management, and incentive fees, generally calculated as a percentage of the funds' and managed accounts' year-to-date profits, if any.

We earn interest income from our cash held at banks and cash held in trading accounts at clearing brokers. The Company's clearing agreements call for payment or receipt of interest income, net of transaction-related interest charged by clearing brokers for facilitating the settlement and financing of securities transactions. Net interest is primarily affected by interest rates, the level of cash balances held at banks and clearing brokers and our level of securities positions in which we are long compared to our securities positions in which we are short.

Investment income and other primarily represents income earned, net of losses, related to our corporate investment in the Deephaven Funds and our strategic investments. Such income is primarily affected by the level of our corporate investments in our Deephaven Funds and rates of return earned by the Deephaven Funds as well as the performance and activity of our strategic investments.

**Transaction-based expenses**

Transaction-based expenses include transaction-based variable expenses directly incurred in conjunction with generating Net trading revenue and Commissions and fees and consist of Execution and clearance fees, Soft dollar and commission recapture expense, and Payments for order flow and ECN rebates.

Execution and clearance fees primarily represent clearance fees paid to clearing brokers for equities transactions, transaction fees paid to Nasdaq and other exchanges and regulatory bodies, and execution fees paid to third parties, primarily for executing trades on the New York Stock Exchange ("NYSE") and other exchanges, and for executing orders through third party ECNs. Execution and clearance fees primarily fluctuate based on changes in equity trade and share volume, clearance fees charged by clearing brokers and fees paid to ECNs, exchanges and certain regulatory bodies.

Soft dollar and commission recapture expense represent payments to institutions in connection with our soft dollar and commission recapture programs. Soft dollar and commission recapture expense fluctuates based on U.S. equity share volume executed on behalf of institutions.

Payments for order flow and ECN rebates represent payments to broker-dealer clients, in the normal course of business, for directing to us their order flow in U.S. equities and rebates for providing liquidity to our ECN, Direct Edge. Payments for order flow and ECN rebates fluctuate as we modify our rates and as our percentage of clients whose policy is not to accept payments for order flow varies. Payments for order flow and ECN rebates also fluctuate based on U.S. equity share volume, our profitability and the mix of market orders and limit orders.

**Other direct expenses**

Other direct expenses primarily consist of Employee compensation and benefits, Communications and data processing, Professional fees, Depreciation and amortization and Occupancy and equipment rentals.

Employee compensation and benefits expense, our largest expense, primarily consists of salaries and wages paid to all employees and profitability-based compensation, which includes compensation paid to sales personnel and incentive compensation paid to all other employees based on our profitability. Compensation for employees engaged in sales activities is determined primarily based on a percentage of their gross revenues net of certain transaction-based expenses. The majority of compensation in Asset Management is determined by formulas based upon the profitability of the Asset Management segment, subject to certain minimum guaranteed payments. Employee compensation and benefits expense fluctuates, for the most part, based on changes in our revenues, profitability and the number of employees.

Communications and data processing expense primarily consists of costs for obtaining market data, telecommunications services and systems maintenance.

## RESULTS OF OPERATIONS

The following table sets forth the consolidated statements of operations data as a percentage of total revenues:

| For the years ended December 31, | 2006 | 2005 | 2004 |
|---|---|---|---|
| **REVENUES** | | | |
| Commissions and fees | **42.6%** | 46.7% | 44.1% |
| Net trading revenue | **25.6%** | 26.1% | 40.1% |
| Asset management fees | **22.5%** | 14.1% | 12.4% |
| Interest and dividends, net | **1.7%** | 1.4% | 0.8% |
| Investment income and other | **7.6%** | 11.7% | 2.6% |
| Total revenues | **100.0%** | 100.0% | 100.0% |
| **TRANSACTION-BASED EXPENSES** | | | |
| Execution and clearance fees | **11.2%** | 15.7% | 17.9% |
| Soft dollar and commission recapture expense | **6.9%** | 10.0% | 9.6% |
| Payments for order flow and ECN rebates | **4.4%** | 3.3% | 5.9% |
| Total transaction-based expenses | **22.6%** | 29.0% | 33.3% |
| **REVENUES, NET OF TRANSACTION-BASED EXPENSES** | **77.4%** | 71.0% | 66.7% |
| **OTHER DIRECT EXPENSES** | | | |
| Employee compensation and benefits | **37.0%** | 36.2% | 39.1% |
| Communications and data processing | **3.5%** | 5.1% | 4.6% |
| Depreciation and amortization | **2.2%** | 2.6% | 2.3% |
| Professional fees | **2.2%** | 3.1% | 2.4% |
| Business development | **1.5%** | 1.0% | 1.3% |
| Occupancy and equipment rentals | **1.4%** | 2.1% | 2.7% |
| Writedown of assets and lease loss accrual | **0.9%** | 1.6% | 0.6% |
| Regulatory charges and related matters | **0.0%** | 0.9% | 12.7% |
| Other | **1.8%** | 1.8% | 1.1% |
| Total other direct expenses | **50.5%** | 54.4% | 66.8% |
| Income (loss) from continuing operations before income taxes | **27.0%** | 16.6% | (0.1)% |
| Income tax expense | **10.3%** | 6.1% | 1.5% |
| Net income (loss) from continuing operations | **16.6%** | 10.5% | (1.6)% |
| Income from discontinued operations, net of tax | **0.0%** | 0.0% | 16.1% |
| Net income | **16.6%** | 10.5% | 14.6% |

Percentages may not add due to rounding.

**YEARS ENDED DECEMBER 31, 2006 AND 2005**

## Continuing Operations

### Revenues

Asset Management

| For the years ended December 31, | 2006 | 2005 | Change | % of Change |
|---|---|---|---|---|
| Total Revenues from Asset Management (millions) | **$ 214.9** | $ 89.8 | $125.1 | 139.3% |
| Average month-end balance of assets under management (millions) | **$3,420.4** | $3,291.1 | $129.3 | 3.9% |
| Annual fund return to investors* | **22.8%** | 7.2% | 15.6% | 218.4% |

*Annual fund return represents the blended annual return across all assets under management.

Total revenues from the Asset Management segment, which primarily consists of Asset management fees, increased 139.3% to $214.9 million in 2006, from $89.8 million in 2005. The increase is primarily due to higher incentive fees as a result of increased fund returns and higher assets under management. The average month-end balance of assets under management increased to $3.4 billion in 2006, from $3.3 billion in 2005. The blended annual fund return across all assets under management for 2006 was a gain of 22.8%, up from a gain of 7.2% in 2005.

Global Markets

| For the years ended December 31, | 2006 | 2005 | Change | % of Change |
|---|---|---|---|---|
| Commissions and fees (millions) | **$ 405.3** | $ 296.2 | $109.1 | 36.8% |
| Net trading revenue (millions) | **243.8** | 165.6 | 78.1 | 47.2% |
| Interest and dividends, net (millions) | **12.2** | 6.6 | 5.5 | 83.6% |
| Investment income and other (millions) | **8.4** | 2.2 | 6.2 | 283.2% |
| Total Revenues from Global Markets (millions) | **$ 669.7** | $ 470.7 | $199.0 | 42.3% |
| U.S. equity dollar value traded ($ billions) | **2,033.6** | 1,882.2 | 151.4 | 8.0% |
| U.S. equity trades executed (millions) | **225.5** | 204.1 | 21.4 | 10.5% |
| Nasdaq and Listed equity shares traded (billions) | **94.3** | 106.3 | (12.0) | (11.3)% |
| OTC Bulletin Board and Pink Sheet shares traded (billions) | **1,063.1** | 718.8 | 344.3 | 47.9% |
| Average revenue capture per U.S. equity dollar value traded (bps) | **2.1** | 1.8 | 0.4 | 21.6% |

Total revenues from the Global Markets segment, which primarily comprises Commissions and fees and Net trading revenue from our domestic businesses, increased 42.3% to $669.7 million in 2006, from $470.7 million in 2005. Revenues in 2006 were positively impacted by improved market conditions, higher dollar volumes, an increase in revenue capture per U.S. equity dollar value traded, the expansion of our electronic trading effort and the automation of executions of most of our broker-dealer order flow. Revenues in 2006 were also positively impacted by the addition of Direct Trading, Direct Edge, Hotspot and ValuBond, which were acquired in June 2005, October 2005, April 2006 and October 2006, respectively. Excluding the impact of these acquisitions, total revenues from Global Markets would have increased 26.6% to $563.2 million in 2006, from $444.9 million in 2005. Revenues were also positively impacted by new fees charged to clients in connection with certain transaction-based regulatory costs incurred by the Company. These fees increased Commissions and fees by $19.2 million in 2006. Approximately $9.4 million of these fees related to client transaction activity in 2006 while the remaining $9.8 million related to client transaction activity in 2005 and prior years.

Average revenue capture per U.S. equity dollar value traded was 2.1 basis points ("bps") in 2006, up from 1.8 bps in 2005. Average revenue capture per U.S. equity dollar value traded is calculated as the total of net domestic trading revenues plus U.S. institutional commissions and commission equivalents (included in Commissions and fees), less certain transaction-related regulatory fees (included in Execution and clearance fees), (collectively "Core Equity Revenues") divided by the total dollar value of the related equity transactions. Core Equity Revenues were $434.6 million and $330.4 million in 2006 and 2005, respectively. Core Equity Revenues do not include revenues from KEMIL's European institutional business, Donaldson, Direct Trading, Direct Edge, Hotspot and ValuBond.

### Corporate

| For the years ended December 31, | 2006 | 2005 | Change | % of Change |
|---|---|---|---|---|
| Total Revenues from Corporate (millions) | $ 66.6 | $ 74.2 | $ (7.5) | (10.1)% |
| Average corporate investment balance in the Deephaven Funds (millions) | $230.2 | $272.6 | $(42.5) | (15.6)% |

Total revenues from the Corporate segment, which primarily represents income from our corporate investments in the Deephaven Funds and other strategic investments, decreased 10.1% to $66.6 million, from $74.2 million in 2005. Included in 2006 is a pre-tax gain of $30.1 million related to the sale of the remaining portion of the Company's equity investment in the ISE. In 2005, the Company sold 70% of its original equity ownership of the ISE and its entire Nasdaq equity investment which resulted in pre-tax gains of $34.2 million and $21.7 million, respectively. Excluding these gains on our strategic investments, total revenues from the Corporate segment were $36.5 million in 2006, up 99.9% from $18.3 million in 2005. Income from our corporate investments in the Deephaven Funds rose 109.4% to $34.2 million in 2006 from $16.3 million in 2005. This increase was due to a higher average return on investment, offset in part by a lower average investment balance.

**Transaction-based expenses**

Execution and clearance fees increased 7.5% to $106.9 million in 2006, from $99.4 million in 2005. As a percentage of total revenue, Execution and clearance fees decreased to 11.2% in 2006, from 15.7% in 2005. Excluding gains on the sales of our strategic investments, Execution and clearance fees as a percentage of total revenue were 11.6% in 2006 and 17.2% in 2005. Execution and clearance fees fluctuate based on changes in transaction volumes, regulatory fees and efficiencies in processing the transactions.

Soft dollar and commission recapture expense increased 2.8% to $65.5 million in 2006, from $63.7 million in 2005, primarily due to the inclusion of a full year's results from Direct Trading in 2006, which was acquired in the middle of 2005.

Payments for order flow and ECN rebates increased to $42.2 million in 2006, from $21.2 million in 2005. As a percentage of total revenue, Payments for order flow and ECN rebates increased to 4.4% in 2006, from 3.3% in 2005. This expense increased primarily due to increased profitability-based rebates paid to broker-dealers and the full year inclusion of, and higher volumes within, the Direct Edge business which was acquired in October 2005.

**Other direct expenses**

Employee compensation and benefits expense increased 53.6% to $352.4 million in 2006, from $229.5 million in 2005. The increase was primarily due to stronger overall results, which led to higher profitability-based compensation, as well as additional compensation related to Direct Trading, Direct Edge, Hotspot and ValuBond. As a percentage of total revenue, Employee compensation and benefits increased slightly to 37.0% in 2006 from 36.2% in 2005. Excluding gains from the sales of our ISE and Nasdaq investments, Employee compensation and benefits as a percentage of total revenues decreased slightly to 38.3% in 2006 from 39.6% in 2005. The number of full time employees in our continuing operations increased to 844 employees at December 31, 2006, from 720 employees at December 31, 2005, primarily due to the acquisitions of Hotspot and ValuBond.

Communications and data processing expense increased 1.9% to $33.1 million in 2006, from $32.5 million in 2005, due to technology costs incurred relating to our new businesses within Global Markets segment in 2005 and 2006. Depreciation and amortization expense increased 26.2% to $20.6 million in 2006, from $16.4 million in 2005, due to the purchase or acquisition of fixed assets and the amortization of intangible assets in connection with our acquisitions. Occupancy and equipment rentals expense decreased slightly to $13.5 million in 2006, from $13.6 million in 2005.

Professional fees increased 5.2% to $20.6 million in 2006, from $19.6 million in 2005. The increase in 2006 was primarily due to increases in legal expenses, which fluctuate based on the activity relating to various legal and regulatory proceedings, and consulting expenses.

Business development expense increased to $14.3 million in 2006, compared to $6.4 million in 2005. The primary reason for the increase was higher expenses related to the corporate brand campaign, marketing and travel and entertainment costs.

Other expenses increased to $17.1 million in 2006, compared to $11.5 million in 2005. Other expenses in 2006 include a short swing profit settlement of approximately $2.8 million relating to trading by two Deephaven funds in the shares of a company while the funds owned in aggregate more than 10% of the outstanding shares of the stock of that company. Additionally, employee recruitment costs increased to $3.4 million in 2006, compared to $1.5 million in 2005.

During 2006, the Company incurred charges of $8.5 million in writedowns of assets and lease loss accruals primarily relating to costs associated with excess real estate capacity in Jersey City, N.J. During 2005, the Company incurred charges of $15.8 million, consisting of $10.1 million of writedowns of assets and lease loss accruals primarily related to the costs associated with excess real estate capacity in our Jersey City, N.J. facilities, and $5.7 million related to charges for regulatory and related matters.

Our effective tax rate for 2006 from continuing operations of 38% differed from the federal statutory rate of 35% primarily due to state income taxes and nondeductible charges.

## YEARS ENDED DECEMBER 31, 2005 AND 2004

### Continuing Operations
### Revenues
### Asset Management

| For the years ended December 31, | 2005 | 2004 | Change | % of Change |
|---|---|---|---|---|
| Total Revenues from Asset Management (millions) | $ 89.8 | $ 78.2 | $ 11.6 | 14.9% |
| Average month-end balance of assets under management (millions) | $3,291.1 | $2,963.5 | $327.7 | 11.1% |
| Annual fund return to investors* | 7.2% | 6.5% | 0.6% | 9.6% |

*Annual fund return represents the blended annual return across all assets under management.

Total revenues from the Asset Management segment, which primarily consists of Asset management fees, increased 14.9% to $89.8 million in 2005, from $78.2 million in 2004. The increase is due to higher incentive fees as a result of an increase in fund returns as well as higher management fees due to the growth in the average month-end balance of assets under management. The average month-end balance of assets under management increased to $3.3 billion in 2005, from $3.0 billion in 2004. The blended annual fund return across all assets under management for 2005 was 7.2%, up from 6.5% in 2004.

## Global Markets

| For the years ended December 31, | 2005 | 2004 | Change | % of Change |
|---|---|---|---|---|
| Commissions and fees (millions) | $296.2 | $276.0 | $ 20.2 | 7.3% |
| Net trading revenue (millions) | 165.6 | 251.0 | (85.4) | (34.0)% |
| Interest and dividends, net (millions) | 6.6 | 3.8 | 2.8 | 74.1% |
| Investment income and other (millions) | 2.2 | 0.2 | 2.0 | 1,180.8% |
| Total Revenues from Global Markets (millions) | $470.7 | $531.0 | $(60.3) | (11.4)% |
| U.S. equity dollar value traded ($ billions) | 1,882.2 | 1,730.7 | 151.5 | 8.8% |
| U.S. equity trades executed (millions) | 204.1 | 205.9 | (1.8) | (0.9)% |
| Nasdaq and Listed equity shares traded (billions) | 106.3 | 125.5 | (19.2) | (15.3)% |
| OTC Bulletin Board and Pink Sheet shares traded (billions) | 718.8 | 1,349.6 | (630.8) | (46.7)% |
| Average revenue capture per U.S. equity dollar value traded (bps) | 1.8 | 2.5 | (0.7) | (28.2)% |

Total revenues from our Global Markets segment, which primarily comprises Commissions and fees and Net trading revenue from the domestic businesses, decreased 11.4% to $470.7 million in 2005, from $531.0 million in 2004. Revenues in 2005 were negatively impacted by lower revenue capture per U.S. equity dollar value traded, offset by new revenues from Direct Trading and Direct Edge, which were acquired in June 2005 and October 2005, respectively, and higher dollar volumes. Our revenue capture was impacted during 2005 by greater competition, regulatory changes and market conditions. Excluding the impact of Direct Trading and Direct Edge, total revenues from Global Markets would have decreased 16.2% to $444.9 million in 2005, from $531.0 million in 2004. In 2004, the Company recorded a reserve of $6.5 million against the amount the Company believes it is owed by a counterparty in a trading dispute (the "Dispute Reserve"). This reserve reduced net trading revenues by $6.5 million in 2004.

Average revenue capture per U.S. equity dollar value traded was 1.8 bps in 2005, down 28.2% from 2.5 bps in 2004. We removed the impact of the Dispute Reserve of $6.5 million from our revenue capture calculation for 2004. Core Equity Revenues were $330.4 million and $424.7 million in 2005 and 2004, respectively. As previously noted, Core Equity Revenues do not include revenues from KEMIL's European institutional business, Donaldson, Direct Trading and Direct Edge.



## Corporate

| For the years ended December 31, | 2005 | 2004 | Change | % of Change |
|---|---|---|---|---|
| Total Revenues from Corporate (millions) | $ 74.2 | $ 16.6 | $57.5 | 346.4% |
| Average corporate investment balance in the Deephaven Funds (millions) | $272.6 | $216.9 | $55.7 | 25.7% |

Total revenues from the Corporate segment, which primarily represents income from our corporate investments in the Deephaven Funds and other strategic investments, increased to $74.2 million. In 2005, the Company sold 70% of its original equity ownership of the ISE and its entire Nasdaq equity investment which resulted in pre-tax gains of $34.2 million and $21.7 million, respectively. Excluding these gains on our strategic investments, total revenues from the Corporate segment were $18.3 million in 2005, up 10% from 2004. Income from our corporate investments in the Deephaven Funds rose 28.0% to $16.3 million in 2005 from $12.8 million in 2004. This increase was due to a higher average investment balance and higher average returns on such investment.

**Transaction-based expenses**

Execution and clearance fees decreased 11.1% to $99.4 million in 2005, from $111.8 million in 2004. As a percentage of total revenue, execution and clearance fees decreased to 15.7% in 2005, from 17.9% in 2004. Execution and clearance fees were 17.2% of 2005 total revenues excluding gains on the sales of our strategic investments. Execution and clearance fees fluctuate based on changes in transaction volumes, regulatory fees and efficiencies in processing the transactions.

Soft dollar and commission recapture expense increased 5.9% to $63.7 million in 2005, from $60.1 million in 2004, primarily due to the addition of the Direct Trading business in the middle of 2005.

Payments for order flow and ECN rebates decreased 42.1% to $21.2 million in 2005, from $36.6 million in 2004. As a percentage of total revenue, Payments for order flow and ECN rebates decreased to 3.3% in 2005, from 5.9% in 2004. The decrease on a dollar basis is primarily due to changes in our payment for order flow policies initiated in the second quarter of 2005.

**Other direct expenses**

Employee compensation and benefits expense decreased 6.2% to $229.5 million in 2005, from $244.5 million in 2004. As a percentage of total revenue, employee compensation and benefits decreased to 36.2% in 2005 from 39.1% in 2004. Excluding gains from the sales of our ISE and Nasdaq investments, Employee compensation and benefits as a percentage of total revenues increased slightly to 39.6% in 2005 from 39.1% in 2004. The number of full time employees in our continuing operations increased to 720 employees at December 31, 2005, from 683 employees at December 31, 2004, primarily due to the acquisitions of Direct Trading and Direct Edge.

Communications and data processing expense increased 12.5% to $32.5 million in 2005, from $28.9 million in 2004. This increase was attributable to additional costs from Direct Trading and a general increase in technology and market data costs.

Depreciation and amortization expense increased 14.8% to $16.4 million in 2005, from $14.2 million in 2004. This increase was primarily due to purchases of fixed assets and leasehold improvements at our new facility at 545 Washington Boulevard, Jersey City, N.J., as well as depreciation and amortization related to Direct Trading and Direct Edge. Occupancy and equipment rentals expense decreased 19.6% to $13.6 million in 2005, from $16.9 million in 2004, primarily due to lease loss accruals related to our Jersey City, N.J. office locations.

Professional fees increased 31.1% to $19.6 million in 2005, from $14.9 million in 2004. The increase in 2005 was primarily due to an increase in legal expenses, which have fluctuated based on the activity relating to various legal and regulatory proceedings, and consulting expenses.

Business development expense decreased to $6.4 million in 2005, compared to $8.3 million in 2004. The primary reason for the decrease was lower travel and entertainment costs.

Other expenses increased to $11.5 million in 2005, compared to $6.8 million in 2004. Other expenses in 2004 included a benefit of approximately $3.0 million related to an adjustment to legal reserves established during 2003. Excluding the impact of this one-time adjustment in 2004, Other expenses increased 17% due to costs associated with the move of our corporate headquarters, as well as higher general and administrative costs.

During 2005, the Company incurred charges of $15.8 million, consisting of $10.1 million of writedowns of assets and lease loss accruals primarily related to the costs associated with excess real estate capacity in our Jersey City, N.J. facilities, and $5.7 million related to charges for regulatory and related matters.

During 2004, the Company incurred charges of $83.2 million, consisting of $79.3 million related to charges for regulatory and related matters and $3.8 million of writedowns of assets and lease loss accruals primarily related to the costs associated with excess real estate capacity in Jersey City, N.J. For a discussion of the $79.3 million charge for regulatory and related matters, refer to Footnote 12 "Regulatory Charges and Related Matters" included in the Consolidated Financial Statements contained elsewhere in this document.

Our effective tax rate for 2005 from continuing operations of 37% differed from the federal statutory rate of 35% primarily due to non-deductible penalties related to charges for regulatory and related matters and state income taxes.

### RECONCILIATION OF TOTAL GAAP EXPENSES AND PRE-TAX GAAP INCOME TO OPERATING EXPENSES AND PRE-TAX OPERATING EARNINGS

In an effort to provide additional information regarding the Company's results as determined by GAAP, the Company also discloses certain non-GAAP information which management believes provides useful information to investors. Within this Annual Report, the Company has disclosed its Operating Expenses and its Pre-Tax Operating Earnings to assist the reader in understanding the impact of Writedown of assets and lease loss accrual and Regulatory charges and related matters on the Company's annual results for 2006, 2005 and 2004 by segment, thereby facilitating more useful period-to-period comparisons of the Company's continuing businesses. For additional information related to segments, see Footnote 20 "Business Segments" included in the Consolidated Financial Statements contained elsewhere in this document. Charts are presented in millions.

### TOTAL GAAP EXPENSES TO OPERATING EXPENSES

| For the year ended December 31, 2006 | **Asset Management** | **Global Markets** | **Corporate** | **Total** |
|---|---|---|---|---|
| Transaction-based Expenses | **$ -** | **$214.6** | **$ -** | **$214.6** |
| Other Direct Expenses | **140.0** | **304.8** | **35.3** | **480.1** |
| Total GAAP Expenses | **140.0** | **519.4** | **35.3** | **694.7** |
| Writedown of assets and lease loss accrual | **-** | **(8.5)** | **-** | **(8.5)** |
| Operating Expenses | **$140.0** | **$510.9** | **$35.3** | **$686.2** |

| For the year ended December 31, 2005 | Asset Management | Global Markets | Corporate | Total |
|---|---|---|---|---|
| Transaction-based Expenses | $ – | $184.3 | $ – | $184.3 |
| Other Direct Expenses | 69.0 | 251.3 | 24.9 | 345.2 |
| Total GAAP Expenses | 69.0 | 435.6 | 24.9 | 529.5 |
| Writedown of assets and lease loss accrual | – | (10.0) | – | (10.0) |
| Regulatory charges and related matters | (5.7) | – | – | (5.7) |
| Operating Expenses | $ 63.2 | $425.6 | $24.9 | $513.7 |

| For the year ended December 31, 2004 | Asset Management | Global Markets | Corporate | Total |
|---|---|---|---|---|
| Transaction-based Expenses | $ – | $208.5 | $ – | $208.5 |
| Other Direct Expenses | 48.6 | 335.7 | 33.5 | 417.7 |
| Total GAAP Expenses | 48.6 | 544.2 | 33.5 | 626.3 |
| Writedown of assets and lease loss accrual | – | (3.8) | – | (3.8) |
| Regulatory charges and related matters | – | (79.3) | – | (79.3) |
| Operating Expenses | $ 48.6 | $461.1 | $33.5 | $543.2 |

## PRE-TAX GAAP INCOME TO PRE-TAX OPERATING EARNINGS

| For the year ended December 31, 2006 | Asset Management | Global Markets | Corporate | Total |
|---|---|---|---|---|
| Pre-Tax GAAP Income | **$74.8** | **$150.3** | **$ 31.4** | **$256.5** |
| Writedown of assets and lease loss accrual | **–** | **8.5** | **–** | **8.5** |
| Pre-Tax Operating Earnings | **$74.8** | **$158.8** | **$ 31.4** | **$265.0** |

| For the year ended December 31, 2005 | Asset Management | Global Markets | Corporate | Total |
|---|---|---|---|---|
| Pre-Tax GAAP Income | $20.8 | $ 35.1 | $ 49.3 | $105.2 |
| Writedown of assets and lease loss accrual | – | 10.0 | – | 10.0 |
| Regulatory charges and related matters | 5.7 | – | – | 5.7 |
| Pre-Tax Operating Earnings | $26.5 | $ 45.1 | $ 49.3 | $120.9 |

| For the year ended December 31, 2004 | Asset Management | Global Markets | Corporate | Total |
|---|---|---|---|---|
| Pre-Tax GAAP Income | $29.6 | $ (13.2) | $(16.9) | $ (0.5) |
| Writedown of assets and lease loss accrual | – | 3.8 | – | 3.8 |
| Regulatory charges and related matters | – | 79.3 | – | 79.3 |
| Pre-Tax Operating Earnings | $29.6 | $ 69.9 | $(16.9) | $ 82.6 |

## LIQUIDITY AND CAPITAL RESOURCES

Historically, we have financed our business primarily through cash generated by operations, as well as the proceeds from our stock issuances and, in 2004, from the proceeds of the sale of our Derivative Markets segment. As of December 31, 2006, we had $2.0 billion in assets related to our continuing operations, 70% of which consisted of cash or assets readily convertible into cash, principally receivables from brokers and dealers, asset management fees receivable and securities owned. Asset management fees receivable includes incentive and management fees earned for sponsoring and managing the Deephaven Funds. Receivables from brokers and dealers include interest bearing cash balances held with clearing brokers, including, or net of, amounts related to securities transactions that have not yet reached their contracted settlement date, which is generally within three business days of the trade date. Securities owned principally consist of equity securities that trade in Nasdaq, on the OTC Bulletin Board and on the NYSE and AMEX markets. At December 31, 2006, the Company had net current assets, which consists of net assets readily convertible into cash, of approximately $345.9 million. Our corporate investment in the Deephaven Funds was $187.6 million at December 31, 2006. The majority of this investment can be liquidated upon request to Deephaven subject to a ninety-day written notification period and monthly redemption limits.

The Company has previously disclosed its intent to pursue selective acquisitions of (or possible joint ventures with) complementary businesses primarily in the markets in which our Global Markets and Asset Management segments operate. We expect to fund the purchase price of any such acquisition with our current cash position or, in some cases, through the issuance of the Company's stock or debt.

In June 2005, the Company acquired, for cash, the business of Direct Trading Institutional, Inc. (now operating as Direct Trading). In October 2005, the Company acquired, for cash, the business of the ATTAIN ECN. This business currently operates under the name Direct Edge. In 2006, the Company paid $15.5 million relating to contingent payment obligations incurred in the acquisition of these two businesses. The acquisition of the business of Direct Trading contains an additional contingent payment due in the third quarter of 2007 based on the profitability of that business during the second year of operation post-acquisition and the acquisition of Direct Edge contains three additional annual contingent payments based on meeting certain revenue and client retention metrics. In April 2006, the Company acquired Hotspot for $77.5 million in cash. In October 2006, the Company acquired ValuBond for $18.2 million in cash. No assurance can be given with respect to the business effect of these transactions or the timing, likelihood or business effect of any other possible transactions.

As discussed elsewhere in this document, we sold our Derivative Markets business for approximately $237 million in cash in December 2004. The final purchase price was subject to adjustment based on the final determination of the book value of the Derivative Markets business at the time the deal closed. In 2005, the result of this adjustment and other expenses related to the sale resulted in a gain of $122,000, net of tax.

Income (loss) from continuing operations before income taxes was $256.5 million, $105.2 million and ($514,000) for 2006, 2005 and 2004, respectively. Included in these amounts were certain non-cash expenses such as depreciation and amortization and certain non-cash writedowns. Depreciation expense from continuing operations was $15.8 million, $14.6 million, and $13.6 million in 2006, 2005 and 2004, respectively. Amortization expense from continuing operations, which related to intangible assets, was $4.8 million, $1.8 million and $605,000 during 2006, 2005 and 2004, respectively. Non-cash writedowns from continuing operations were $200,000, $800,000 and $1.2 million during 2006, 2005 and 2004, respectively, primarily related to costs associated with fixed assets no longer actively being used and impaired strategic investments.

Capital expenditures related to our continuing operations were $13.0 million, $25.7 million and $40.2 million during 2006, 2005 and 2004, respectively. Purchases of strategic investments were $38.8 million, $3.7 million and $8.9 million and proceeds from sale of strategic investments were $33.1 million, $74.0 million and $0 during 2006, 2005 and 2004, respectively. Acquisitions of businesses, net of cash acquired, were $95.8 million, $45.1 million and $2.5 million during 2006, 2005 and 2004, respectively. Strategic investments and acquisition expenditures primarily relate to outside investments and acquisitions of businesses in support of the development and growth of our business. Our corporate investment in the Deephaven Funds decreased by $94.1 million during 2006, but increased by $66.3 million and $17.7 million during 2005 and 2004, respectively. The change in the balance of our corporate investment in the Deephaven Funds in 2006 primarily relates to net redemptions of $128.3 million offset in part, by positive returns on our investments of $34.2 million.

At its April 18, 2006 meeting, the Board of Directors authorized an increase in the size of the Company's stock repurchase program from $345 million to $495 million. The Company repurchased 4.1 million shares under the stock repurchase program during 2006 for $71.0 million. Through December 31, 2006, the Company had repurchased 41.7 million shares for $366.9 million under its stock repurchase program. The Company may repurchase shares in the open market or through privately negotiated transactions, depending on prevailing market conditions, alternative uses of capital and other factors. The Company cautions that there are no assurances that any further repurchases may actually occur. The Company had approximately 103.7 million shares of Class A Common Stock outstanding as of December 31, 2006.

Our U.S. registered broker-dealers are subject to regulatory requirements intended to ensure the general financial soundness and liquidity of broker-dealers and requiring the maintenance of minimum levels of net capital, as defined in SEC Rule 15c3-1. These regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 120% of its required minimum capital. Moreover, broker-dealers are required to notify the SEC and NASD prior to repaying subordinated borrowings, paying dividends and making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 30% or more of its excess net capital (net capital less minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer. Our foreign registered broker-dealers and our FCM are subject to capital adequacy requirements of their respective regulatory authorities. As of December 31, 2006, all of our broker-dealers were in compliance with the regulatory rules. The following table sets forth the net capital levels and requirements for the following significant regulated broker-dealer subsidiaries at December 31, 2006, as filed in their respective regulatory filings (in millions):

| Entity | Net Capital | Net Capital Requirement | Excess Net Capital |
|---|---|---|---|
| KEM | **$80.4** | **$7.0** | **$73.4** |
| KCM | **51.4** | **1.0** | **50.4** |
| KEMIL | **22.1** | **8.0** | **14.1** |
| Direct Trading | **11.0** | **0.4** | **10.6** |

We have no long-term debt at December 31, 2006 nor do we have any material long-term debt commitments for 2007. We anticipate that available cash resources and credit facilities will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months.

**Contractual Obligations**
In connection with its operating activities, the Company enters into certain contractual obligations. The Company's future cash payments associated with its contractual obligations pursuant to its operating leases and guaranteed employment contracts longer than one year as of December 31, 2006 are summarized below (in millions):

| Payments due in: | 2007 | 2008-2009 | 2010-2011 | Thereafter through October 31, 2021 | Total |
|---|---|---|---|---|---|
| Operating lease obligations (1) | $11.3 | $20.9 | $20.0 | $101.1 | $153.3 |
| Other obligations (1) | 30.4 | 40.3 | – | – | 70.6 |
| Total | $41.6 | $61.2 | $20.0 | $101.1 | $223.9 |

(1) See Footnote 11 to the Consolidated Financial Statements.

**Off-Balance Sheet Arrangements**
As of December 31, 2006, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

**Effects of Inflation**
Because the majority of the Company's assets are liquid in nature, they are not significantly affected by inflation. However, the rate of inflation may affect the Company's expenses, such as employee compensation, office leasing costs and communications expenses, which may not be readily recoverable in the prices of the services offered by the Company. To the extent inflation results in rising interest rates and has other adverse effects on the securities markets, it may adversely affect the Company's financial position and results of operations.

**Discontinued Operations**
As of the close of business on December 9, 2004, the Company sold substantially all of the assets and certain of the liabilities that comprised the Derivatives Markets business operated by Knight Financial Products LLC and Knight Execution Partners LLC to Citigroup for approximately $237.0 million in cash, subject to an adjustment based on the final determination of the book value of the Derivative Markets business at the time the deal closed. The result of this adjustment and other expenses related to the sale resulted in income of $122,000, net of tax, during 2005. The decision to sell the Derivative Markets segment was based on a review of the overall options industry, the capital and risk required to maintain this business successfully and the business' role in the Company's long-term strategy. The net income included in our Income from discontinued operations, net of tax, on the Consolidated Statements of Operations, excluding the gain on the sale in 2004 of $80.0 million, was approximately $122,000 and $21.0 million for the years ended 2005 and 2004, respectively.

**Critical Accounting Policies**
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. We believe that, of our significant accounting policies, the following policies involve a higher degree of judgment.

Lease Loss Accrual – It is the Company's policy to identify excess real estate capacity and where applicable, accrue against such future costs. In determining the accrual, a nominal cash flow analysis is performed for lease losses initiated prior to December 31, 2002, the effective date of SFAS No. 146 *Accounting for Costs Associated with Exit or Disposal Activities*, and costs related to the excess capacity are accrued. For lease losses initiated after December 31, 2002, the Company's policy is to accrue future costs related to excess capacity using a discounted cash flow analysis.

The Company incurred $8.5 million of Writedown of assets and lease loss accruals in 2006. A loss of $8.0 million is related to the lease loss accrual on a portion of our lease at 545 Washington Boulevard in Jersey City, N.J., encompassing approximately 78,000 square feet, all of which is unoccupied. The Company engaged a real estate broker to sub-lease this excess space, but to date our efforts to sub-let this space have not been successful. This accrual was derived from assumptions and estimates based on lease terms of an anticipated sub-lease agreement, which assumed a sub-lease would commence in the beginning of 2008, anticipated market prices along the Jersey City waterfront and estimated up-front costs, including broker fees and build-out allowances. We continually monitor the market rates for office space and the amount of available office space in Jersey City, N.J. to assess the reasonableness of our applicable assumptions.

**Impairment of Goodwill and Intangible Assets** – The useful lives of intangible assets are determined upon acquisition. Intangible assets are amortized over their respective lives. Goodwill and the useful lives of intangible assets are tested for impairment, at a minimum, annually or when an event occurs or circumstances change that signifies the existence of impairment.

Goodwill of $133.0 million as of December 31, 2006 is all related to our Global Markets segment. Goodwill is primarily related to the purchases of our listed equities market-maker, KCM and the businesses now operating as Donaldson, Direct Trading, Direct Edge, Hotspot and ValuBond. We performed our annual test for impairment of goodwill in the second quarter of 2006 and determined that goodwill was not impaired during that time. As part of our test for impairment, we considered the profitability of the applicable reporting unit, an assessment of fair value of the reporting unit based on various valuation methodologies, as well as the overall market value of the Company, compared to the Company's book value. Furthermore, the Company believes there was no impairment of the goodwill balance at December 31, 2006.

Intangible assets, less accumulated amortization, of $63.7 million as of December 31, 2006 are all attributable to our Global Markets segment. Substantially all intangible assets resulted from the purchases of the businesses of Donaldson, which represents $10.2 million of the balance, Direct Trading, which represents $16.5 million of the balance, and Hotspot, which represents $33.3 million of the balance. These assets, which primarily consist of customer relationships, are being amortized on a straight-line basis over their useful lives, which have been determined to range from two to thirty years. We performed our annual test for impairment of intangible assets in the second quarter of 2006 and determined that intangible assets were not impaired during that time. Furthermore, the Company believes there was no impairment of these intangible assets at December 31, 2006.

**Strategic Investments** – Strategic investments include non-controlling equity ownership interests in financial services-related businesses and are accounted for under the equity method at cost or at fair value. The equity method of accounting is used for investments in limited partnerships and limited liability companies that are held by the Company or any of its non-broker-dealer subsidiaries. Investments in corporations by such non-broker-dealers are held at amortized cost. The fair value of investments recorded in the Company's broker-dealer subsidiaries, for which a quoted market or dealer price is not available for the size of the Company's investment, is based on management's estimate. Among the factors considered by management in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuations in the near term.

Investments classified as available-for-sale are reported at fair value with unrealized gains and losses excluded from earnings and reported in Accumulated other comprehensive income, net of tax within Stockholders' equity on the Consolidated Statements of Financial Condition.

Strategic investments are reviewed on an ongoing basis to ensure that the carrying values of the investments have not been impaired. If the Company assesses that an impairment loss on a strategic investment has occurred due to a decline in fair value or other market conditions, the investment is written down to its estimated impairment value.

**Market-Making Activities** – Securities owned and securities sold, not yet purchased, which primarily consist of listed and OTC stocks, are carried at market value and are recorded on a trade date basis. Market value is estimated daily using market quotations available from major securities exchanges and dealers.

**Asset Management Fees** – Deephaven earns asset management fees for sponsoring and managing the Deephaven Funds. These fees are recorded monthly as earned and are calculated as a percentage of each Deephaven Fund's monthly net assets, plus a percentage of a new high net asset value (the "Incentive Allocation Fee"), as defined in the applicable private placement offering memorandum, for any six month period ended June 30th or December 31st. A new high net asset value is defined as the amount by which the net asset value of the particular Deephaven fund exceeds the greater of either the highest previous net asset value in that Deephaven fund or the net asset value at the time each investor in that fund made a purchase. The Incentive Allocation Fee may increase or decrease during the year based on the performance of the Deephaven Funds and the level of assets under management.

**Writedown of Fixed Assets** – Writedowns of fixed assets are recognized when it is determined that the fixed assets are impaired. The amount of the impairment is determined by the difference between the carrying amount and the estimated fair value of the fixed asset. In determining the impairment, an estimated fair value is obtained through research and inquiry of the market. Fixed assets are reviewed for impairment on a periodic basis.

**Other Estimates** – The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. In addition to the estimates that we make in connection with accounting for the items noted above, the use of estimates is also important in determining provisions for potential losses that may arise from litigation, regulatory proceedings and tax audits.

SFAS No. 123-R requires that we make certain estimates and assumptions relating to volatility and forfeiture rates when determining stock-based employee compensation expense. Volatility is estimated based on several factors including implied volatility of market-traded options on our common stock on the grant date and the historical volatility of the Company's common stock. Forfeiture rates are estimated based on historical rates of forfeiture of employee stock awards.

A portion of our Employee compensation and benefits expense on the Consolidated Statements of Operations represents discretionary bonuses, which are accrued for throughout the year and paid after the end of the year. Among many factors, discretionary bonus accruals are generally influenced by the Company's overall performance and competitive industry compensation levels.

We estimate and accrue for potential losses that may arise out of litigation, regulatory proceedings and tax audits to the extent that such losses are probable and can be estimated in accordance with SFAS No. 5 *Accounting for Contingencies*. Significant judgment is required in making these estimates and our final liabilities may ultimately be materially different. Our total liability accrued with respect to litigation and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses based on, among other factors, the progress of each case, our experience with and industry experience with similar cases and the opinions and views of internal and external legal counsel. Given the inherent difficulty of predicting the outcome of our litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, or where cases or proceedings are in the early stages, we cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred.

## RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2006, the FASB issued FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109* ("FIN 48"), which clarifies the way companies account for uncertainty in income taxes. FIN 48 provides guidance related to a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. We do not expect the adoption of FIN 48 to have a material impact on our Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 157 *Fair Value Measurements* ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for the Company beginning as of January 1, 2008. We are evaluating the potential impact of adopting SFAS No. 157.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108 *Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"), which provides guidance on quantifying and evaluating the materiality of unrecorded prior year misstatements. The SEC staff indicates that the Company should quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. Companies may choose to restate their financial statements for any material misstatements arising from the application of SAB 108 or recognize a cumulative effect adjustment within the current year opening balance in retained earnings, with disclosure of such items. SAB 108 is effective for fiscal years ending after November 15, 2006. SAB 108 did not have an impact on our Consolidated Financial Statements as of December 31, 2006.

## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

### Market Risk

Our market-making and trading activities expose our capital to significant risks. These risks include, but are not limited to, absolute and relative price movements, price volatility and changes in liquidity, over which we have virtually no control.

For working capital purposes, we invest in money market funds, commercial paper and government securities or maintain interest-bearing balances in our trading accounts with clearing brokers, which are classified as Cash and cash equivalents and Receivable from brokers and dealers, respectively, on the Consolidated Statements of Financial Condition. These other amounts do not have maturity dates or present a material market risk, as the balances are short-term in nature and subject to daily repricing. Our cash and cash equivalents held in foreign currencies are subject to the exposure of foreign currency fluctuations. These balances are monitored daily, and are not material to the Company's overall cash position.

In Global Markets, we employ proprietary position management and trading systems that provide real-time, on-line position management and inventory control. We monitor our risks by reviewing trading positions and their appropriate risk measures. We have established a system whereby transactions are monitored by senior management on a real-time basis as are individual and aggregate dollar and inventory position totals and real-time profits and losses. The management of trading positions is enhanced by review of mark-to-market valuations and position summaries on a daily basis.

In the normal course of our equities market-making business, we maintain inventories of exchange-listed and OTC equity securities. The fair value of these securities at December 31, 2006 and 2005 was $703.0 million and $372.0 million, respectively, in long positions and $693.1 million and $345.5 million, respectively, in short positions. The potential change in fair value, using a hypothetical 10% decline in prices, is estimated to be a $992,000 loss and a $2.7 million loss as of December 31, 2006 and 2005, respectively, due to the offset of gains in short positions with the losses in long positions. The following table illustrates, for the period indicated, our average, highest and lowest month-end inventory at market value (based on both the aggregate and the net of the long and short positions of trading securities from our OTC and listed market-making business) (in millions).

| | 2006 | | 2005 | | 2004 | |
|---|---|---|---|---|---|---|
| | **Aggregate of Long and Short Positions** | **Net of Long and Short Positions** | Aggregate of Long and Short Positions | Net of Long and Short Positions | Aggregate of Long and Short Positions | Net of Long and Short Positions |
| Average month-end | **$1,157.2** | **$30.5** | $700.3 | $32.6 | $525.8 | $27.9 |
| Highest month-end | **1,564.4** | **51.4** | 874.8 | 46.2 | 627.5 | 74.5 |
| Lowest month-end | **903.9** | **7.8** | 496.9 | 10.6 | 411.4 | 1.2 |

As of December 31, 2006, we had a $187.6 million corporate investment in the Deephaven Funds, $144.3 million of which was invested in the Market Neutral Fund. As of December 31, 2006, approximately 38% of the Deephaven Funds' assets under management were in the Deephaven Market Neutral Fund. The investment philosophy for the Market Neutral Fund is to seek to produce returns for its investors using various investment strategies focusing on delivering attractive risk-adjusted rates of return. The performance of the Market Neutral Fund is intended to be substantially non-correlated with the general debt and equity markets, as well as with a number of other non-traditional investment strategies. Its returns are primarily dependent upon equity trading volumes, equity volatility, mergers and acquisitions and secondary offering activity in the capital markets, and credit spread relationships, among other factors. Within the Market Neutral Fund, Deephaven generally employs a variety of investment strategies, including event-driven, volatility-driven, fundamental equity, credit-driven and global macro strategies among others. There is no material limitation on the types of investment strategies that may be employed by the Market Neutral Fund.

There will be unhedged asset factor risks (i.e. equity, credit, interest rate, foreign exchange) in the Market Neutral Fund. Deephaven also manages single-strategy funds that pursue investment strategies which involve substantial risks based on the fact that they are less diversified strategies and could be more vulnerable to structural economic and regulatory changes, or general market conditions. The less diversified nature of these strategies may cause their performance to be more volatile and result in the incurrence of greater losses during unprofitable periods as compared to a more diversified approach.

Separately, Deephaven's business also involves specific categories of trading and operational risk. For example, although Deephaven may attempt to hedge positions as part of its trading strategies, there is no assurance that adequate hedging opportunities will exist. Moreover, Deephaven relies to a material degree on its prime brokers to provide leverage, custody, execution and other services, but there is no assurance that the prime brokers will continue to provide the amount of leverage which they have in the past, or on the same terms, or provide any of the other services they currently provide, on a cost-effective basis. Deephaven also faces significant risk from the fact that any of its trading counterparties could fail, which would likely have the effect of greatly diminishing the value of the assets which are the subject of trades with that counterparty. Finally, if Deephaven does not appropriately structure its use of leverage, the losses the funds incur could be materially exacerbated.

Deephaven monitors its trading risks by reviewing trading positions and their appropriate risk measures. We have established a system whereby transactions are monitored by management and an independent risk control function, as are individual and aggregate dollar and inventory position totals and profits and losses by strategy. The management of trading positions is enhanced by review of mark-to-market valuations and position summaries. There can be no assurances that any of the Deephaven Funds' strategies will be successful in achieving either its risk control or its profit objectives.

**Operational Risk**

Operational risk can arise from many factors ranging from routine processing errors to potentially costly incidents arising, for example, from major systems failures. The Company incurs operational risk across all of its business activities, including revenue generating activities as well as support functions. Legal and compliance risk is included in the scope of operational risk and is discussed below under "Legal Risk."

Primary responsibility for the management of operational risk lies with the business segments and supporting functions. The business segments maintain controls designed to manage and mitigate operational risk for existing activities. As new products and business activities are developed, operational risks are identified and controls are designed to mitigate the identified risks.

Disaster recovery plans are in place for critical facilities related to our primary operations and resources and redundancies are built into the systems as deemed appropriate. The Company has also established policies, procedures and technologies to protect its systems and other assets from unauthorized access.

**Legal Risk**

Legal risk includes the risk of non-compliance with applicable legal and regulatory requirements and standards. Legal risk also includes contractual and commercial risk such as the risk that a counterparty's performance obligations will be unenforceable. The Company is generally subject to extensive regulation in the different jurisdictions in which it conducts its business. The Company has established procedures based on legal and regulatory requirements that are designed to foster compliance with applicable statutory and regulatory requirements. The Company also has established procedures that are designed to require that the Company's policies relating to conduct, ethics and business practices are followed.

# CONSOLIDATED QUARTERLY RESULTS (Unaudited)

The following table sets forth certain unaudited consolidated quarterly statement of operations data for 2006 and 2005. In the opinion of management, this unaudited information has been prepared on substantially the same basis as the consolidated financial statements appearing elsewhere in this document and includes all adjustments (consisting of normal recurring adjustments) necessary to present fairly the unaudited consolidated quarterly data. The unaudited consolidated quarterly data should be read in conjunction with the audited consolidated financial statements and notes thereto appearing elsewhere in this document. The results of any quarter are not necessarily indicative of results for any future period.

| Quarter Ended | Dec. 31, 2006 | Sept. 30, 2006 | Jun. 30, 2006 | Mar. 31, 2006 | Dec. 31, 2005 | Sept. 30, 2005 | Jun. 30, 2005 | Mar. 31, 2005 |
|---|---|---|---|---|---|---|---|---|
| (In thousands, except per share amounts) | | | | | | | | |
| **REVENUES** | | | | | | | | |
| Commissions and fees | $ 96,524 | $ 95,740 | $111,146 | $101,905 | $ 83,223 | $ 74,860 | $ 68,022 | $ 70,116 |
| Net trading revenue | 52,657 | 42,846 | 68,220 | 80,039 | 48,792 | 52,349 | 27,051 | 37,422 |
| Asset management fees | 78,765 | 50,536 | 14,076 | 70,511 | 21,326 | 41,983 | 8,037 | 17,881 |
| Interest and dividends, net | 4,762 | 5,175 | 2,775 | 3,314 | 2,700 | 1,763 | 2,216 | 2,340 |
| Investment income and other | 27,417 | 15,711 | 8,404 | 20,687 | 45,255 | 13,141 | 6,347 | 9,799 |
| Total revenues | 260,125 | 210,008 | 204,621 | 276,456 | 201,297 | 184,097 | 111,673 | 137,557 |
| **TRANSACTION-BASED EXPENSES** | | | | | | | | |
| Execution and clearance fees | 25,857 | 22,100 | 30,026 | 28,925 | 27,947 | 24,585 | 23,348 | 23,547 |
| Soft dollar and commission recapture expense | 13,964 | 16,431 | 17,355 | 17,708 | 17,634 | 15,903 | 14,650 | 15,485 |
| Payments for order flow and ECN rebates | 10,529 | 9,663 | 12,126 | 9,873 | 6,377 | 3,857 | 3,582 | 7,404 |
| Total transaction-based expenses | 50,350 | 48,194 | 59,507 | 56,506 | 51,958 | 44,344 | 41,580 | 46,435 |
| **REVENUES, NET OF TRANSACTION-BASED EXPENSES** | 209,775 | 161,814 | 145,114 | 219,950 | 149,338 | 139,752 | 70,093 | 91,121 |
| **OTHER DIRECT EXPENSES** | | | | | | | | |
| Employee compensation and benefits | 105,635 | 82,546 | 64,616 | 99,556 | 56,140 | 68,268 | 48,194 | 56,857 |
| Communications and data processing | 8,594 | 8,484 | 8,404 | 7,638 | 8,578 | 7,969 | 8,151 | 7,814 |
| Professional fees | 5,356 | 3,737 | 5,092 | 6,383 | 5,167 | 6,056 | 4,550 | 3,776 |
| Depreciation and amortization | 5,462 | 5,446 | 5,325 | 4,408 | 4,109 | 4,209 | 3,734 | 4,302 |
| Occupancy and equipment rentals | 3,621 | 3,164 | 3,398 | 3,353 | 3,368 | 3,239 | 2,830 | 4,123 |
| Business development | 5,715 | 3,371 | 3,134 | 2,122 | 1,801 | 1,616 | 1,708 | 1,293 |
| Writedown of assets and lease loss accrual | – | – | 482 | 7,997 | – | 5,509 | 4,546 | – |
| Regulatory charges and related matters | – | – | – | – | 3,703 | – | 2,000 | – |
| Other | 3,832 | 2,925 | 3,897 | 6,449 | 2,677 | 2,785 | 3,426 | 2,654 |
| Total other direct expenses | 138,215 | 109,673 | 94,348 | 137,906 | 85,543 | 99,652 | 79,139 | 80,820 |
| Income (loss) from continuing operations before income taxes | 71,560 | 52,141 | 50,766 | 82,044 | 63,795 | 40,100 | (9,045) | 10,301 |
| Income tax expense (benefit) | 24,146 | 20,681 | 20,426 | 32,912 | 21,924 | 16,137 | (3,430) | 4,281 |
| Net income (loss) from continuing operations | 47,414 | 31,460 | 30,340 | 49,132 | 41,871 | 23,964 | (5,616) | 6,020 |
| Income (loss) from discontinued operations, net of tax | – | – | – | – | – | 388 | – | (266) |
| **NET INCOME (LOSS)** | $ 47,414 | $ 31,460 | $ 30,340 | $ 49,132 | $ 41,871 | $ 24,352 | $ (5,616) | $ 5,754 |
| Diluted earnings per share from continuing operations | $ 0.45 | $ 0.30 | $ 0.29 | $ 0.47 | $ 0.41 | $ 0.23 | $ (0.05) | $ 0.05 |
| Diluted earnings per share from discontinued operations | $ – | $ – | $ – | $ – | $ – | $ – | $ – | $ – |
| Diluted earnings per share | $ 0.45 | $ 0.30 | $ 0.29 | $ 0.47 | $ 0.41 | $ 0.23 | $ (0.05) | $ 0.05 |

# CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

| December 31, | 2006 | 2005 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | **$ 214,759,915** | $ 230,591,067 |
| Securities owned, held at clearing brokers, at market value | **711,774,643** | 380,366,778 |
| Receivable from brokers and dealers | **372,897,376** | 229,828,734 |
| Asset management fees receivable | **112,204,064** | 46,464,072 |
| Investment in Deephaven sponsored funds | **187,573,291** | 281,656,753 |
| Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $98,903,086 in 2006 and $99,757,958 in 2005 | **66,449,617** | 67,656,533 |
| Strategic investments | **49,436,605** | 31,896,425 |
| Goodwill | **133,042,889** | 47,682,880 |
| Intangible assets, less accumulated amortization of $7,247,009 in 2006 and $2,434,573 in 2005 | **63,701,006** | 29,773,442 |
| Other assets | **116,374,310** | 70,099,660 |
| Total assets | **$2,028,213,716** | $1,416,016,344 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Liabilities | | |
| Securities sold, not yet purchased, at market value | **$ 693,071,230** | $ 345,457,499 |
| Payable to brokers and dealers | **47,852,721** | 35,102,415 |
| Accrued compensation expense | **227,846,699** | 117,763,834 |
| Accrued expenses and other liabilities | **96,956,122** | 94,244,447 |
| Total liabilities | **1,065,726,772** | 592,568,195 |
| Commitments and contingent liabilities (Notes 11 and 18) | | |
| Stockholders' equity | | |
| Class A Common Stock, $0.01 par value; Shares authorized: 500,000,000 at December 31, 2006 and 2005; Shares issued: 144,958,749 at December 31, 2006 and 139,745,722 at December 31, 2005; Shares outstanding: 103,660,303 at December 31, 2006 and 102,966,359 at December 31, 2005 | **1,449,588** | 1,397,457 |
| Additional paid-in capital | **519,790,132** | 452,839,356 |
| Retained earnings | **811,859,325** | 653,513,691 |
| Treasury stock, at cost; 41,298,446 shares in 2006 and 36,779,363 shares in 2005 | **(370,612,101)** | (294,652,742) |
| Accumulated other comprehensive income, net of tax | **–** | 10,350,387 |
| Total stockholders' equity | **962,486,944** | 823,448,149 |
| Total liabilities and stockholders' equity | **$2,028,213,716** | $1,416,016,344 |

The accompanying notes are an integral part of these consolidated financial statements.

# CONSOLIDATED STATEMENTS OF OPERATIONS

| For the years ended December 31, | 2006 | 2005 | 2004 |
|---|---|---|---|
| **REVENUES** | | | |
| Commissions and fees | **$405,314,624** | $296,221,767 | $276,010,852 |
| Net trading revenue | **243,761,406** | 165,614,332 | 250,992,997 |
| Asset management fees | **213,887,518** | 89,226,578 | 77,658,193 |
| Interest and dividends, net | **16,027,113** | 9,019,081 | 4,647,059 |
| Investment income and other | **72,218,950** | 74,541,327 | 16,441,253 |
| Total revenues | **951,209,611** | 634,623,085 | 625,750,354 |
| **TRANSACTION-BASED EXPENSES** | | | |
| Execution and clearance fees | **106,908,040** | 99,426,667 | 111,787,940 |
| Soft dollar and commission recapture expense | **65,458,057** | 63,670,978 | 60,117,556 |
| Payments for order flow and ECN rebates | **42,191,360** | 21,220,284 | 36,632,317 |
| Total transaction-based expenses | **214,557,457** | 184,317,929 | 208,537,813 |
| **REVENUES, NET OF TRANSACTION-BASED EXPENSES** | **736,652,154** | 450,305,156 | 417,212,541 |
| **OTHER DIRECT EXPENSES** | | | |
| Employee compensation and benefits | **352,353,058** | 229,459,520 | 244,549,546 |
| Communications and data processing | **33,119,478** | 32,512,930 | 28,896,451 |
| Depreciation and amortization | **20,641,106** | 16,354,746 | 14,247,699 |
| Professional fees | **20,568,212** | 19,554,523 | 14,914,772 |
| Business development | **14,342,728** | 6,418,984 | 8,268,973 |
| Occupancy and equipment rentals | **13,535,902** | 13,553,631 | 16,852,358 |
| Writedown of assets and lease loss accrual | **8,479,703** | 10,055,252 | 3,810,453 |
| Regulatory charges and related matters | **–** | 5,703,428 | 79,341,732 |
| Other | **17,101,352** | 11,540,764 | 6,844,285 |
| Total other direct expenses | **480,141,539** | 345,153,778 | 417,726,269 |
| Income (loss) from continuing operations before income taxes | **256,510,615** | 105,151,378 | (513,728) |
| Income tax expense | **98,164,981** | 38,912,480 | 9,258,157 |
| Net income (loss) from continuing operations | **158,345,634** | 66,238,898 | (9,771,885) |
| Income from discontinued operations, net of tax | **-** | 122,007 | 100,903,791 |
| **NET INCOME** | **$158,345,634** | $ 66,360,905 | $ 91,131,906 |
| Basic earnings per share from continuing operations | **$ 1.56** | $ 0.64 | $ (0.09) |
| Diluted earnings per share from continuing operations | **$ 1.49** | $ 0.62 | $ (0.08) |
| Basic earnings per share from discontinued operations | **$ –** | $ – | $ 0.90 |
| Diluted earnings per share from discontinued operations | **$ –** | $ – | $ 0.86 |
| Basic earnings per share | **$ 1.56** | $ 0.64 | $ 0.81 |
| Diluted earnings per share | **$ 1.49** | $ 0.62 | $ 0.77 |
| Shares used in computation of basic earnings per share | **101,420,428** | 103,455,791 | 112,423,158 |
| Shares used in computation of diluted earnings per share | **106,242,653** | 106,881,855 | 117,636,085 |

The accompanying notes are an integral part of these consolidated financial statements.

# CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| For the years ended December 31, 2004, 2005 and 2006 | Class A Common Stock | | Treasury Stock | |
|---|---|---|---|---|
| | Shares | Amount | Shares | Amount |
| **BALANCE, JANUARY 1, 2004** | 128,187,060 | $1,281,871 | (13,076,505) | $ (68,795,258) |
| Net income | – | – | – | – |
| Common stock repurchased | – | – | (7,593,817) | (78,841,155) |
| Stock options exercised | 4,527,202 | 45,272 | – | – |
| Income tax benefit-stock awards exercised | – | – | – | – |
| Stock-based compensation | 1,251,251 | 12,512 | – | – |
| **BALANCE, DECEMBER 31, 2004** | 133,965,513 | 1,339,655 | (20,670,322) | (147,636,413) |
| Net income | – | – | – | – |
| Unrealized gains on available-for-sale securities, net of taxes | – | – | – | – |
| Common stock repurchased | – | – | (16,109,041) | (147,016,329) |
| Stock options exercised | 3,952,173 | 39,522 | – | – |
| Income tax benefit-stock awards exercised | – | – | – | – |
| Stock-based compensation | 1,828,036 | 18,280 | – | – |
| **BALANCE, DECEMBER 31, 2005** | 139,745,722 | 1,397,457 | (36,779,363) | (294,652,742) |
| Net income | – | – | – | – |
| Realization of gains on available-for-sale securities, net of taxes | – | – | – | – |
| Common stock repurchased | – | – | **(4,519,083)** | **(75,959,359)** |
| Stock options exercised | **4,522,922** | **45,230** | – | – |
| Income tax benefit-stock awards exercised | – | – | – | – |
| Stock-based compensation | **690,105** | **6,901** | – | – |
| **BALANCE, DECEMBER 31, 2006** | **144,958,749** | **$1,449,588** | **(41,298,446)** | **$(370,612,101)** |

The accompanying notes are an integral part of these consolidated financial statements.

# CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| Additional Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive Income | Total |
|---|---|---|---|
| $358,588,409 | $496,020,880 | $ – | $ 787,095,902 |
| – | 91,131,906 | – | 91,131,906 |
| – | – | – | (78,841,155) |
| 27,163,276 | – | – | 27,208,548 |
| 11,392,768 | – | – | 11,392,768 |
| 13,201,413 | – | – | 13,213,925 |
| 410,345,866 | 587,152,786 | – | 851,201,894 |
| – | 66,360,905 | – | 66,360,905 |
| – | – | 10,350,387 | 10,350,387 |
| – | – | – | (147,016,329) |
| 22,477,438 | – | – | 22,516,960 |
| 6,625,852 | – | – | 6,625,852 |
| 13,390,200 | – | – | 13,408,480 |
| 452,839,356 | 653,513,691 | 10,350,387 | 823,448,149 |
| **–** | **158,345,634** | **–** | **158,345,634** |
| **–** | **–** | **(10,350,387)** | **(10,350,387)** |
| **–** | **–** | **–** | **(75,959,359)** |
| **26,742,229** | **–** | **–** | **26,787,459** |
| **19,405,109** | **–** | **–** | **19,405,109** |
| **20,803,438** | **–** | **–** | **20,810,339** |
| **$519,790,132** | **$811,859,325** | **$ –** | **$ 962,486,944** |

# CONSOLIDATED STATEMENTS OF CASH FLOWS

| For the years ended December 31, | 2006 | 2005 | 2004 |
|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Net income | **$ 158,345,634** | $ 66,360,905 | $ 91,131,906 |
| Income from discontinued operations, net of tax | **-** | 122,007 | 100,903,791 |
| Income (loss) from continuing operations, net of tax | **158,345,634** | 66,238,898 | (9,771,885) |
| Adjustments to reconcile income (loss) from continuing operations, net of tax to net cash provided by (used in) operating activities | | | |
| Depreciation and amortization | **20,641,106** | 16,354,746 | 14,247,699 |
| Income tax benefit on stock awards exercised | **-** | 6,625,852 | 11,392,768 |
| Stock-based compensation | **20,810,339** | 13,408,873 | 10,003,722 |
| Deferred income taxes | **(23,845,909)** | 3,000,067 | (8,509,592) |
| Deferred rent | **779,602** | 620,714 | 3,793,700 |
| Writedown of assets and lease loss accrual | **8,479,703** | 10,055,252 | 3,810,453 |
| Unrealized loss (gain) on strategic investments | **788,870** | 747,993 | (41,087) |
| Realized gain on strategic investments | **(30,132,805)** | (56,220,768) | - |
| Appreciation on investments in Deephaven sponsored funds | **(34,182,260)** | (16,326,795) | (12,751,853) |
| Operating activities from discontinued operations | **-** | 122,007 | 43,529,819 |
| (Increase) decrease in operating assets | | | |
| Securities owned | **(331,407,865)** | (125,893,569) | (53,234,639) |
| Receivable from brokers and dealers | **(142,396,516)** | 16,979,593 | (39,861,433) |
| Asset management fees receivable | **(65,739,922)** | (9,065,971) | (10,662,829) |
| Other assets | **(18,907,195)** | 1,816,300 | (872,959) |
| Increase (decrease) in operating liabilities | | | |
| Securities sold, not yet purchased | **347,613,731** | 124,036,930 | 48,301,776 |
| Payable to brokers and dealers | **12,700,452** | (53,378,373) | 61,667,776 |
| Accrued compensation expense | **109,318,060** | (6,113,996) | 29,029,978 |
| Accrued expenses and other liabilities | **(17,210,266)** | (33,005,836) | (16,678,380) |
| Net cash provided by (used in) operating activities | **15,654,759** | (39,998,083) | 73,393,034 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Proceeds from sale of Derivative Markets business | **-** | - | 230,380,605 |
| Purchases of fixed assets and leasehold improvements | **(12,976,238)** | (25,657,084) | (40,184,593) |
| Redemptions of Deephaven sponsored funds | **129,575,433** | 105,000,000 | 40,026,963 |
| Investments in Deephaven sponsored funds | **(1,309,711)** | (155,000,000) | (45,000,000) |
| Proceeds from sale of strategic investments | **33,081,749** | 73,963,674 | - |
| Purchases of strategic investments | **(38,771,099)** | (3,650,000) | (8,926,007) |
| Purchases of businesses, net of cash acquired | **(95,808,721)** | (45,107,353) | (2,500,000) |
| Contingent payments on purchases of businesses | **(15,510,533)** | - | - |
| Net cash (used in) provided by investing activities | **(1,719,120)** | (50,450,763) | 173,796,968 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Stock options exercised | **26,787,459** | 22,516,960 | 27,192,742 |
| Income tax benefit on stock awards exercised | **19,405,109** | - | - |
| Cost of common stock repurchased | **(75,959,359)** | (147,016,329) | (78,841,155) |
| Net cash used in financing activities | **(29,766,791)** | (124,499,369) | (51,648,413) |
| (Decrease) increase in cash and cash equivalents | **(15,831,152)** | (214,948,215) | 195,541,589 |
| Cash and cash equivalents at beginning of period | **230,591,067** | 445,539,282 | 249,997,693 |
| Cash and cash equivalents at end of period | **$ 214,759,915** | $ 230,591,067 | $445,539,282 |
| Supplemental disclosure of cash flow information: | | | |
| Cash paid for interest | **$ 408,493** | $ 576,361 | $ 339,231 |
| Cash paid for income taxes | **$ 102,746,795** | $ 52,563,496 | $ 26,917,732 |
| Supplemental disclosure of noncash investing activities: | | | |
| Goodwill | **$ 69,849,472** | $ 28,500,631 | $ 2,500,000 |
| Intangible assets | **38,740,000** | 20,000,000 | - |
| Fixed assets | **1,802,799** | 3,000,000 | - |
| Receivable from brokers and dealers | **-** | 1,927,262 | - |
| Other net liabilities | **(14,583,550)** | (8,320,540) | - |
| Cash paid for purchases of businesses, net of cash acquired | **$ 95,808,721** | $ 45,107,353 | $ 2,500,000 |

The accompanying notes are an integral part of these consolidated financial statements.

**NOTE 1**
**ORGANIZATION AND DESCRIPTION OF THE BUSINESS**

Knight Capital Group, Inc. and its subsidiaries (the "Company") have two operating business segments, Asset Management and Global Markets, as well as a Corporate segment. As of December 31, 2006, the Company's operating business segments from continuing operations comprised the following operating subsidiaries:

**Asset Management**

- Deephaven Capital Management LLC ("Deephaven") is the registered investment adviser to and sponsor of the Deephaven investment funds (the "Deephaven Funds"). Deephaven is also registered with the Commodity Futures Trading Commission ("CFTC") as a "commodity pool operator" and a "commodity trading adviser," and is a member of the National Futures Association ("NFA"). Due to the nature of Deephaven's investor base, however, Deephaven is exempt from many of the CFTC/NFA regulations. Deephaven also has a U.K. registered investment adviser subsidiary, which is regulated by the Financial Services Authority ("FSA") in the U.K., and a Hong Kong registered investment adviser subsidiary, which is regulated by the Hong Kong Securities and Futures Commission.

**Global Markets**

- Knight Equity Markets, L.P. ("KEM") operates as a market-maker in over-the-counter ("OTC") equity securities, primarily those traded in the Nasdaq Stock Market and on the OTC Bulletin Board. KEM also operates the Company's primary domestic institutional sales business. Donaldson & Co. ("Donaldson"), a division of KEM, offers soft dollar and commission recapture services. KEM is a broker-dealer registered with the Securities and Exchange Commission ("SEC" or "Commission") and is a member of the Nasdaq Stock Exchange ("Nasdaq"), National Association of Securities Dealers ("NASD"), the International Securities Exchange, LLC, the National Stock Exchange and the NFA.

- Knight Capital Markets LLC ("KCM") primarily operates as a market-maker in the Nasdaq Intermarket™, the over-the-counter market for New York Stock Exchange ("NYSE") and American Stock Exchange ("AMEX") listed securities. KCM is a broker-dealer registered with the SEC and is a member of Nasdaq and the NASD.

- Knight Equity Markets International Limited ("KEMIL") is a U.K. registered broker-dealer that provides execution services for institutional and broker-dealer clients in U.S., European and international equities. KEMIL is authorized and regulated by the FSA and is a member of the London Stock Exchange, Deutsche Börse AG, Euronext N.V. (incorporating Euronext Amsterdam, Euronext Brussels, Euronext Lisbon and Euronext Paris), Borsa Italiana, OMX (incorporating the Copenhagen Stock Exchange, Helsinki Stock Exchange and Stockholm Stock Exchange), Oslo Børs and virt-x.

- Direct Trading Institutional, L.P. ("Direct Trading") provides institutions with direct market access trading through Knight Direct, an advanced electronic platform. The business of Direct Trading was acquired by the Company in June 2005. Direct Trading is a broker-dealer registered with the SEC and is a member of Nasdaq, the NASD and the NFA.

- Direct Edge ECN LLC ("Direct Edge") operates as an electronic communications network ("ECN"). Direct Edge is a liquidity destination offering the ability to match trades in Nasdaq National Market, Nasdaq SmallCap and NYSE and AMEX listed securities by displaying orders in the NASD Alternative Display Facility. The business of Direct Edge was acquired by the Company in October 2005. Direct Edge is a broker-dealer registered with the SEC and is a member of Nasdaq, the NASD and the National Stock Exchange.

- Hotspot FX, Inc. and its subsidiaries ("Hotspot") provide institutions, dealers and retail clients with spot foreign exchange executions through an advanced, fully electronic platform. Hotspot was acquired by the Company in April 2006. One Hotspot subsidiary is regulated by the FSA and another Hotspot subsidiary is a Futures Commission Merchant registered with the CFTC and is a member of the NFA.

- ValuBond Securities, Inc. ("ValuBond") provides electronic access and trade execution products for the fixed income market. ValuBond was acquired by the Company in October 2006. ValuBond is registered with the SEC and is a member of the NASD and the Municipal Securities Rulemaking Board ("MSRB").

The Corporate segment includes all corporate overhead expenses and investment income earned on strategic investments and the corporate investment in the Deephaven Funds. Corporate overhead expenses primarily consist of compensation for certain senior executives and other individuals employed at the corporate holding company, legal and other professional expenses related to corporate matters, investor and public relations expenses and directors' and officers' insurance.

**Discontinued Operations**
The Company completed the sale of its Derivative Markets business to Citigroup Financial Products Inc. ("Citigroup") for $237 million in December of 2004. In accordance with generally accepted accounting principles ("GAAP"), the results of the Derivative Markets segment have been included within discontinued operations for 2005 and 2004. For a further discussion of the sale of the Company's Derivative Markets business and its associated accounting treatment, see Footnote 9 "Discontinued Operations."

## NOTE 2
## SIGNIFICANT ACCOUNTING POLICIES

**Basis of consolidation and form of presentation**
The accompanying consolidated financial statements, prepared in conformity with accounting principles generally accepted in the United States of America, include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

Certain prior year amounts have been reclassified to conform to the current year presentation.

**Cash and cash equivalents**
Cash and cash equivalents include money market accounts, which are payable on demand, and short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

**Market-making and sales activities**
Securities owned and securities sold, not yet purchased, which primarily consist of listed and OTC equities, are carried at market value and are recorded on a trade date basis. Net trading revenue (trading gains, net of trading losses) and commissions (which includes commission equivalents earned on institutional client orders) and related expenses are also recorded on a trade date basis.

Payments for order flow and ECN rebates represent payments to broker-dealer clients, in the normal course of business, for directing their order flow in U.S. equities to the Company, and rebates for providing liquidity to Direct Edge. Soft dollar and commission recapture expense represents payments to institutions in connection with soft dollar and commission recapture programs. The Company's clearing agreements call for payment or receipt of interest income, net of interest expense, for facilitating the settlement and financing of securities transactions.

**Asset management fees**
Deephaven earns asset management fees for sponsoring and managing the Deephaven Funds. These fees are recorded monthly as earned and are calculated as a percentage of each Deephaven Funds' monthly net assets, plus a percentage of a new high net asset value (the "Incentive Allocation Fee"), as defined in the applicable private placement offering memorandum, for any six month period ended June 30th or December 31st. A new high net asset value is defined as the amount by which the net asset value of the particular Deephaven fund exceeds the greater of either the highest previous net asset value in that Deephaven fund or the net asset value at the time each investor made a purchase. The Incentive Allocation Fee may increase or decrease during the year based on the performance of the Deephaven Funds.

**Estimated fair value of financial instruments**
The market value of securities owned and securities sold, not yet purchased is estimated using market quotations available from major securities exchanges, clearing brokers and dealers. Management estimates that the fair values of other financial instruments recognized on the Consolidated Statements of Financial Condition (including receivables, payables and accrued expenses) approximate their carrying values, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

**Goodwill and intangible assets**
The Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, which requires that goodwill and intangible assets with an indefinite useful life no longer be amortized, but instead, be tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. Other intangible assets are amortized on a straight line basis over their useful lives.

**Strategic investments**
Strategic investments include non-controlling equity ownership interests in financial services-related businesses and are accounted for under the equity method at cost or at fair value. The equity method of accounting is used for investments in limited partnerships and limited liability companies that are held by the Company or any of its non-broker-dealer subsidiaries. Investments in corporations by such non-broker-dealers are held at amortized cost. The fair value of investments recorded in the Company's broker-dealer subsidiaries, for which a quoted market or dealer price is not available for the size of the Company's investment, is based on management's estimate. Among the factors considered by management in determining the fair value of these investments are the cost of the investment, terms and

liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuations in the near term.

Investments classified as available-for-sale are reported at fair value with unrealized gains and losses excluded from earnings and reported in Accumulated other comprehensive income, net of tax within Stockholders' equity on the Consolidated Statements of Financial Condition.

Strategic investments are reviewed on an ongoing basis to ensure that the carrying values of the investments have not been impaired. If the Company assesses that an impairment loss on a strategic investment has occurred due to a decline in fair value or other market conditions, the investment is written down to its estimated impaired value.

**Treasury stock**
The Company records its purchases of treasury stock at cost as a separate component of Stockholders' equity. The Company obtains treasury stock through purchases in the open market or through privately negotiated transactions.

**Foreign currencies**
The functional currency of the Company's foreign subsidiaries is the U.S. dollar. Assets and liabilities in foreign currencies are translated into U.S. dollars using current exchange rates at the date of the Consolidated Statements of Financial Condition. Revenues and expenses are translated at average rates during the periods. Gains or losses resulting from foreign currency transactions are included in Investment income and other on the Company's Consolidated Statements of Operations.

**Depreciation, amortization and occupancy**
Fixed assets are being depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are being amortized on a straight-line basis over the shorter of the life of the related office lease or the expected useful life of the assets. The Company records rent expense on a straight-line basis over the lives of the leases. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years, commencing at the time the software is placed in service.

**Writedown of fixed assets**
Writedowns of fixed assets are recognized when it is determined that the fixed assets are impaired. The amount of the impairment writedown is determined by the difference between the carrying amount and the estimated fair value of the fixed asset. In determining the impairment, an estimated fair value is obtained through research and inquiry of the market. Fixed assets are reviewed for impairment on a periodic basis.

**Lease loss accrual**
It is the Company's policy to identify excess real estate capacity and where applicable, accrue for such future costs. In determining the accrual, a nominal cash flow analysis is performed for lease losses initiated prior to December 31, 2002, the effective date of SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, and costs related to the excess capacity are accrued. For lease losses initiated after December 31, 2002, the Company's policy is to accrue future costs related to excess capacity using a discounted cash flow analysis.

**Income taxes**
The Company records deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and measures them using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company evaluates the recoverability of future tax deductions by assessing the adequacy of future expected taxable income from all sources, including reversal of temporary differences and forecasted operating earnings. Net deferred tax assets and liabilities are included in Other assets and Accrued expenses and other liabilities, respectively, on the Consolidated Statements of Financial Condition.

**Discontinued operations**
In accordance with SFAS No. 144, *Accounting for the Disposal of Long-Lived Assets* ("SFAS No. 144"), the revenues and expenses associated with a separate segment or reporting unit that has been disposed of through closure or sale are included in Income from discontinued operations, net of tax, on the Consolidated Statements of Operations for all periods presented.

**Stock-based compensation**
On January 1, 2006, the Company adopted SFAS No. 123-R, *Share-Based Payment* ("SFAS No. 123-R"), using the "modified prospective method." Under SFAS No. 123-R, the grant date fair values of stock-based employee awards that require future service are amortized over the relevant service period. Prior to the adoption of SFAS No. 123-R, the Company applied Accounting Principles Board Opinion No. 25, *Accounting for Stock*

*Issued to Employees* ("APB 25") and related interpretations in accounting for its stock option plans. As options that were granted to employees prior to the adoption of SFAS No. 123-R were granted at the then market value, no compensation expense had been recognized for the fair values of such grants under APB 25.

Upon the adoption of SFAS No. 123-R, the Company changed its expense attribution method for options. For option awards granted subsequent to the adoption of SFAS No. 123-R, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award, which is the same methodology that the Company uses to account for restricted share awards. For unvested option awards granted prior to the adoption of SFAS No. 123-R, the Company will continue to recognize compensation cost using a graded-vesting method (as it had on a pro forma basis previously). The graded-vesting method recognizes compensation cost separately for each vesting tranche.

SFAS No. 123-R requires expected forfeitures to be considered in determining stock-based employee compensation expense. Prior to the adoption of SFAS No. 123-R, forfeiture benefits were recorded as a reduction to the Company's actual compensation expense in the case of restricted shares, or pro forma compensation expense in the case of options, when an employee left the Company and forfeited the award. In 2006, the Company recorded a benefit for expected forfeitures on all outstanding stock-based awards. The benefit recorded did not have a material impact on the results of operations in 2006.

For stock-based payments issued after the adoption of SFAS No. 123-R, the Company applies a non-substantive vesting period approach whereby the expense is accelerated for those employees that receive awards and are eligible to retire prior to the award vesting. Prior to the adoption of SFAS No. 123-R, the Company applied a nominal vesting approach for employee stock-based compensation awards with retirement eligible provisions. Under the nominal vesting approach, the Company recognized actual and pro forma compensation cost over the vesting period and, if the employee retired before the end of the vesting period, the Company recognized any remaining unrecognized compensation cost at the date of retirement. The impact of this change in the vesting period approach would not have had a material impact on the results of operations for the periods presented herein.

Prior to the adoption of SFAS No. 123-R, the Company presented all tax benefits resulting from stock-based compensation as cash flows from operating activities in the Consolidated Statements of Cash Flows. SFAS No. 123-R requires that the benefits of tax deductions in excess of compensation cost recognized for those options (excess tax benefits) be included in cash flows from financing activities. The income tax benefit on stock awards exercised in 2006 of $19.4 million is included in cash flows from financing activities.

Had compensation expense for the Company's options been determined based on the fair values at the grant dates in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company's pro forma net income and earnings per share amounts for the years ended December 31, 2005 and 2004, would have been as follows (in millions, except per share data):

| | 2005 | 2004 |
|---|---|---|
| Net income, as reported | $66.4 | $91.1 |
| Pro forma compensation expense determined under fair value based method, net of tax | (5.5) | (6.7) |
| Pro forma net income | 60.8 | 84.4 |
| Basic earnings per share, as reported | 0.64 | 0.81 |
| Diluted earnings per share, as reported | 0.62 | 0.77 |
| Pro forma basic earnings per share | 0.59 | 0.75 |
| Pro forma diluted earnings per share | 0.57 | 0.72 |

### Other

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

## NOTE 3
## SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased are carried at market value and consist of the following (in millions):

| December 31, | **2006** | 2005 |
|---|---|---|
| Securities owned: | | |
| Equities | **$703.0** | $372.0 |
| U.S. government obligations | **8.8** | 8.4 |
| | **$711.8** | $380.4 |
| Securities sold, not yet purchased: | | |
| Equities | **$693.1** | $345.5 |
| | **$693.1** | $345.5 |

### NOTE 4
### RECEIVABLE FROM/PAYABLE TO BROKERS AND DEALERS

Amounts receivable from and payable to brokers and dealers consist of the following (in millions):

| December 31, | 2006 | 2005 |
|---|---|---|
| Receivable: | | |
| Clearing brokers and other | **$305.3** | $182.0 |
| Securities failed to deliver | **42.3** | 42.1 |
| Deposits for securities borrowed | **25.2** | 5.7 |
| | **$372.9** | $229.8 |
| Payable: | | |
| Securities failed to receive | **$ 34.4** | $ 34.2 |
| Clearing brokers and other | **13.4** | 0.9 |
| | **$ 47.9** | $ 35.1 |

### NOTE 5
### GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets with indefinite useful lives are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. As part of the test for impairment, the Company considers the profitability of the respective segment or reporting unit, an assessment of the fair value of the respective segment or reporting unit as well as the overall market value of the Company compared to its net book value. In June 2006, the Company tested for the impairment of goodwill and intangible assets and concluded that there was no impairment.

The goodwill balance of $133.0 million at December 31, 2006 relates to the Global Markets segment. Goodwill is net of accumulated amortization of $21.9 million recorded through December 31, 2001, the effective date the Company adopted SFAS No. 142. Goodwill increased by $28.5 million in 2005 resulting from the purchase of the businesses now operating as Direct Trading and Direct Edge. In 2006, the Company paid $15.5 million relating to contingent payment obligations incurred in the acquisition of these two businesses, resulting in an increase in goodwill. Goodwill also increased in 2006 by $55.7 million and $14.1 million in connection with the acquisitions of Hotspot and ValuBond, respectively.

The Company had intangible assets, net of accumulated amortization, of $29.8 million and $63.7 million at December 31, 2005 and 2006, respectively, all included within the Global Markets business segment. The balance at December 31, 2005 resulted primarily from the purchase of the Donaldson business, which represents $10.8 million of the balance, and the Direct Trading business, which represents $18.8 million. In 2006, intangible assets increased by $35.0 million and $3.7 million as a result of the acquisitions of Hotspot and ValuBond, respectively. Intangible assets primarily represent client relationships and are being amortized over their remaining useful lives, which have been determined to range from two to thirty years.

In 2006, the Company recorded amortization expense, related to its intangible assets of $4.8 million. The estimated amortization expense relating to the intangible assets for each of the next five years approximates $5.7 million in 2007 and 2008, $5.1 million in 2009, and $4.9 million in 2010 and 2011.

The chart below summarizes the activity of the Company's Goodwill and Intangible assets, net of accumulated amortization, from continuing operations, for 2005 and 2006 (in millions):

| | Goodwill | Intangible Assets |
|---|---|---|
| Balance at January 1, 2005 | $ 19.2 | $11.5 |
| Purchase of Direct Trading business | 20.7 | 20.0 |
| Purchase of ATTAIN ECN business | 7.8 | – |
| Amortization expense | – | (1.8) |
| Balance at December 31, 2005 | 47.7 | 29.8 |
| Contingent payments on purchases of businesses | **15.5** | **-** |
| Purchase of Hotspot | **55.7** | **35.0** |
| Purchase of ValuBond | **14.1** | **3.7** |
| Amortization expense | **–** | **(4.8)** |
| **Balance at December 31, 2006** | **$133.0** | **$63.7** |

The acquisition of the business of Direct Trading contains a two-year contingency from the date of closing, of which one year is remaining, for additional consideration based on the profitability of the business. The acquisition of Direct Edge contains a four-year contingency from the date of closing, of which three years remain, for additional consideration based on meeting certain revenue and client retention metrics.

### NOTE 6
### INVESTMENT IN DEEPHAVEN-SPONSORED FUNDS AND STRATEGIC INVESTMENTS

The Company's wholly-owned subsidiary, Deephaven, is the registered investment adviser and sponsor of the Deephaven Funds, which engage in various trading strategies involving equities, debt instruments and derivatives. The underlying investments in the Deephaven Funds are carried at market value. Of the $4.2 billion and $2.9 billion of assets under management in the Deephaven Funds as of December 31, 2006 and 2005, respectively, the Company had corporate investments of $187.6 million and $281.7 million, respectively. Other assets on the Consolidated Statements of Financial Condition at December 31, 2006 and 2005 included $31.6 million and $17.2 million, respectively, of investments in the Deephaven Funds related to employee deferred compensation plans. Certain officers, directors and employees of the Company held direct investments of approximately $6.2 million and $3.7 million in the Deephaven Funds, in the aggregate, as of December 31, 2006 and 2005, respectively.

Included in Investment income and other on the Company's Consolidated Statements of Operations is income from the Company's corporate investments in the Deephaven Funds of $34.2 million, $16.3 million and $12.8 million for 2006, 2005 and 2004, respectively.

In connection with the sale of the Derivative Markets business at the end of 2004 (see Footnote 9, "Discontinued Operations") and in light of the reorganization of the Company's business segments, the Company transferred its investments in the International Securities Exchange, Inc. ("ISE") and the Nasdaq Stock Market, Inc. ("Nasdaq Inc."), which were previously held by its broker-dealer subsidiaries, to a corporate investment holding company. During the first quarter of 2005, these equity investments became marketable and, accordingly, were accounted for as equity securities under SFAS No. 115 *Accounting for Certain Investments in Debt and Equity Securities* and were classified as available-for-sale securities. In conjunction with the ISE's initial public and secondary offerings, the Company sold approximately 70% of its original equity investment in the ISE during 2005 for $41.1 million. Based on an original cost of $6.9 million, the Company recognized a pre-tax gain of $34.2 million. The Company sold its entire Nasdaq Inc. equity investment during 2005 for $36.9 million. Based on an adjusted cost of $15.2 million, the Company recognized a pre-tax gain of $21.7 million on the Nasdaq Inc. sale. In 2006 the Company sold its remaining shares of the ISE, having a cost basis of $2.9 million, for $33.1 million, resulting in a pre-tax gain of $30.1 million. The gains on the sales of the ISE and Nasdaq Inc. investments are included in Investment income and other on the Company's Consolidated Statements of Operations.



## NOTE 7
## SIGNIFICANT CLIENTS

The Company considers significant clients to be those clients who account for 10% or more of the total U.S. equity dollar value traded by the Company during the period. One client accounted for approximately 10.9%, 10.7% and 11.8% of the Company's U.S. equity dollar value traded during 2006, 2005 and 2004, respectively.

No investor accounted for more than 10% of the Deephaven Funds' asset under management as of December 31, 2006. One investor accounted for 10.1% and 13.2% of the Deephaven Funds' asset under management as of December 31, 2005 and 2004, respectively.

## NOTE 8
## WRITEDOWN OF ASSETS AND LEASE LOSS ACCRUAL

The Writedown of assets and lease loss accrual during 2006, 2005 and 2004 were $8.5 million, $10.1 million, and $3.8 million, respectively. The charges in 2006 primarily related to costs associated with excess real estate capacity at the Company's 545 Washington Boulevard facility in Jersey City, N.J. The charges in 2005 consist of $4.5 million of costs associated with excess real estate capacity and a writedown of fixed assets related to the move from the Company's 525 Washington Boulevard facility in Jersey City, N.J., and $5.5 million in costs associated with excess real estate capacity at the 545 Washington Boulevard facility. The charges in 2004 consist of costs associated with excess real estate capacity, primarily in Jersey City, N.J.

## NOTE 9
## DISCONTINUED OPERATIONS

The Company completed the sale of its Derivative Markets business to Citigroup for $237 million in cash in December 2004. The decision to sell the Derivative Markets segment was based on a review of the overall options industry, the capital and risk required to maintain this business successfully and the business' role in the Company's long-term strategy. In accordance with SFAS No. 144, the results of the Derivative Markets segment, the revenues and expenses associated with these businesses as well as all costs associated with the sale transaction have been included in Income from discontinued operations, net of tax on the Consolidated Statements of Operations for all periods presented. The final purchase price was subject to adjustment based on the final determination of the book value of the Derivative Markets segment at the time the deal closed. The final determination of book value occurred in the first quarter of 2005, at which time the adjustment was recognized. The result of this adjustment and other expenses related to the sale resulted in income of $122,000, net of tax, in 2005. For the year ended December 31, 2004, the net gain on the sale of the Derivative Markets business of $80 million is included in Income from discontinued operations, net of tax.

The revenues and results of operations of the discontinued operations for 2005 and 2004 are summarized as follows (in millions):

| | 2005 |
|---|---|
| Revenues | $ – |
| Pre-tax gain on sale of Derivative Markets business, net of transaction related costs | $ 0.2 |
| Income tax expense | 0.1 |
| Income from discontinued operations, net of tax | $ 0.1 |

| | 2004 |
|---|---|
| Revenues | $176.8 |
| Pre-tax income from discontinued operations, before sale of business | $ 35.5 |
| Pre-tax gain on sale of Derivative Markets business, net of transaction related costs | 128.5 |
| Pre-tax income from discontinued operations | 164.0 |
| Income tax expense | 63.1 |
| Income from discontinued operations, net of tax | $100.9 |

**NOTE 10**
**FIXED ASSETS AND LEASEHOLD IMPROVEMENTS**

Fixed assets and leasehold improvements comprise the following (in millions):

| December 31, | Depreciation Period | 2006 | 2005 |
|---|---|---|---|
| Computer hardware and software | 3 years | $ 95.8 | $ 93.2 |
| Leasehold improvements | * | 51.0 | 57.0 |
| Telephone systems | 5 years | 9.4 | 8.7 |
| Furniture and fixtures | 7 years | 6.7 | 6.0 |
| Trading systems and equipment | 5 years | 2.5 | 2.5 |
| | | 165.4 | 167.4 |
| Less – Accumulated depreciation and amortization | | 98.9 | 99.8 |
| | | $ 66.5 | $ 67.7 |

*Shorter of Life of Lease or Life of Useful Assets.

**NOTE 11**
**COMMITMENTS AND CONTINGENT LIABILITIES**

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. We are subject to several of these matters at the present time. The results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company although they might be material to the operating results for any particular period, depending, in part, upon operating results for that period.

The Company leases office space under noncancelable operating leases. Certain office leases contain fixed escalation clauses. Rental expense from continuing operations under the office leases was $8.6 million, $9.2 million and $10.4 million in 2006, 2005 and 2004, respectively and is included in Occupancy and equipment rentals on the Consolidated Statements of Operations.

The Company leases certain computer and other equipment under noncancelable operating leases and has entered into guaranteed employment contracts with certain of its employees. As of December 31, 2006, future minimum rental commitments under all noncancelable office, computer and equipment leases ("Operating Leases"), and guaranteed employment contracts longer than one year ("Other Obligations") were as follows (in millions):

**Lease & Contract Obligations**

| | Operating Leases | Other Obligations | Total |
|---|---|---|---|
| Year ending December 31, 2007 | $ 11.3 | $30.4 | $ 41.6 |
| Year ending December 31, 2008 | 10.7 | 25.4 | 36.1 |
| Year ending December 31, 2009 | 10.2 | 14.9 | 25.1 |
| Year ending December 31, 2010 | 9.6 | – | 9.6 |
| Year ending December 31, 2011 | 10.4 | – | 10.4 |
| Thereafter through October 31, 2021 | 101.1 | – | 101.1 |
| | $153.3 | $70.6 | $223.9 |

During the normal course of business, the Company collateralizes certain leases or other contractual obligations through letters of credit or segregated funds held in escrow accounts. As of December 31, 2006, the Company has provided a letter of credit for $6.0 million, collateralized by U.S. Treasury Bills, as a guarantee for one of the Company's lease obligations.

In 2003, the Company entered into long-term employment contracts with certain senior managers of Deephaven. These employment agreements, which became effective on January 1, 2004, had a three-year term which expired on December 31, 2006. The agreements provided for profit sharing bonuses based on the financial performance of Deephaven, which, for 2005 and 2006, represented 50% of pre-tax earnings prior to the profit-sharing bonuses. The employment agreements included an option for renewal by the Deephaven managers through 2009 under the identical financial terms; however, the renewal option was not exercised. Pursuant to the terms of a simultaneously executed option agreement between the Company and these senior Deephaven managers, in the event of a change of control of the Company during the initial three-year employment term, the Deephaven senior managers had the option to obtain a 51% interest in Deephaven in exchange for the termination of their employment contracts and associated profit-sharing bonuses. As the Company did not experience a change of control during the term of these employment contracts, this option expired.

In December 2006, the Company entered into new long-term employment agreements with three senior managers of Deephaven (the "Deephaven Managers"), two of whom were parties to the 2003 agreements. The new agreements, which became effective on January 1, 2007, are for three-year terms and include a right of renewal by the Deephaven Managers through 2012 under certain circumstances. The new employment agreements provide profit-sharing bonuses based on the financial performance of Deephaven. According to the terms of the contracts, the Deephaven Managers will receive 50% of the first $60 million, and 75% thereafter, of pre-tax earnings prior to the profit-sharing bonuses. The Deephaven Managers also received one million shares of Knight restricted common stock, which vest ratably over three years.

Effective January 1, 2007, the Deephaven Managers were also granted an option (the "Option"), exercisable after January 1, 2008 and until December 31, 2012, and conditioned on meeting certain requirements, to obtain a 49% interest in Deephaven (or a new limited liability company to which the Company's interests in Deephaven would be contributed) in exchange for the termination of their new employment agreements and associated profit-sharing bonuses. The agreement also provides that in the event of a change of control of the Company following January 1, 2007 and prior to December 31, 2012, the Deephaven Managers would have the option (the "Change of Control Option"), in exchange for the termination of their new employment contracts and associated profit-sharing bonuses, to obtain a 51% interest in Deephaven or, if the Option has already been exercised, to increase their 49% interest resulting from the exercise of the Option by an additional 2%. Following any exercise of the Option or Change of Control Option by the Deephaven Managers, pre-tax earnings prior to profit sharing will be allocated between Knight and the Deephaven Managers in the same manner as under the new employment agreements. During the life of the Option, the agreements provide that the Company may not sell Deephaven without the approval of the Deephaven Managers.



## NOTE 12
## REGULATORY CHARGES AND RELATED MATTERS

As disclosed in the Company's Form 10-K filing for the year ended December 31, 2005, and in subsequent SEC filings in May 2006, Deephaven announced that it had concluded a settlement with the SEC in connection with trading activity associated with certain Private Investments in Public Equities ("PIPEs"). Without admitting or denying the allegations in the SEC's complaint, and as part of the settlement, Deephaven was required to disgorge approximately $2.7 million, pay approximately $343,000 in pre-judgment interest and pay approximately $2.7 million as a civil penalty. In May 2006, these amounts were paid to the Clerk of the Court. The settlement resolved the matters for which Deephaven received the Wells Notice from the staff of the SEC in June 2005. In 2005, the Company recorded a total pre-tax charge of $5.7 million relating to this matter. Such charges are included in Regulatory charges and related matters on the Consolidated Statements of Operations. The Company did not record a tax benefit for the $2.7 million civil penalty portion of this settlement.

On December 16, 2004, Knight Securities L.P., ("KSLP," now known as KEM) concluded a settlement with the SEC and NASD (the "Settlement"). The Settlement resolved the matters for which KSLP received Wells Notices in March 2004 from the staffs of the SEC and NASD but did not address Wells Notices received by certain former employees of KSLP. The terms of the Settlement provided that KSLP disgorge $41.1 million in institutional trading profits, and pay approximately $13.2 million in interest and $25.0 million in penalties, for a total of $79.3 million, which is recorded as Regulatory charges and related matters on the Consolidated Statements of Operations. These amounts were paid in full in the fourth quarter of 2004. The Company did not record a tax benefit for the $25.0 million penalty portion of this settlement.

## NOTE 13
## COMPREHENSIVE INCOME

Comprehensive income includes net income and changes in equity except those resulting from investments by, or distributions to, stockholders. Comprehensive income is as follows (in millions):

| For the years ended December 31, | 2006 | 2005 | 2004 |
|---|---|---|---|
| Net income | **$158.3** | $66.4 | $91.1 |
| Other comprehensive income, net of tax: | | | |
| Net unrealized gains on investment securities held as available-for-sale | **–** | 10.4 | – |
| Realization of gains on sales of investment securities held as available-for-sale | **(10.4)** | – | – |
| Total comprehensive income, net of tax | **$148.0** | $76.7 | $91.1 |

Other comprehensive income, net of tax, represents net unrealized gains on the Company's strategic investment in the ISE at December 31, 2005 and the subsequent realization of such gains in 2006.

## NOTE 14
## EARNINGS PER SHARE

Basic earnings per common share ("EPS") has been calculated by dividing net income by the weighted average shares of Class A Common Stock outstanding during each respective period. Diluted EPS reflects the potential reduction in EPS using the treasury stock method to reflect the impact of common stock equivalents if stock awards such as stock options and restricted stock were exercised or converted into common stock.

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for 2006, 2005 and 2004 (in millions, except per share data):

| For the years ended December 31, | 2006 | | 2005 | | 2004 | |
|---|---|---|---|---|---|---|
| | **Numerator/ Net Income** | **Denominator/ Shares** | Numerator/ Net Income | Denominator/ Shares | Numerator/ Net Income | Denominator/ Shares |
| Income and shares used in basic calculations | **$158.3** | **101.4** | $66.4 | 103.5 | $91.1 | 112.4 |
| Effect of dilutive stock based awards | **–** | **4.8** | – | 3.4 | – | 5.2 |
| Income and shares used in diluted calculations | **$158.3** | **106.2** | $66.4 | 106.9 | $91.1 | 117.6 |
| Basic earnings per share | | **$1.56** | | $ 0.64 | | $ 0.81 |
| Diluted earnings per share | | **$1.49** | | $ 0.62 | | $ 0.77 |

## NOTE 15
## EMPLOYEE BENEFIT PLAN

The Company sponsors 401(k) profit sharing plans (the "Plans") in which substantially all of its employees are eligible to participate. Under the terms of the Plans, the Company is required to make annual contributions to the Plans equal to 100% of the contributions made by its employees, up to annual limits. The total expense, from continuing operations, recognized with respect to the Plans and included in Employee compensation and benefits on the Consolidated Statements of Operations, was as follows (in millions):

| For the years ended December 31, | |
|---|---|
| **2006** | **$4.1** |
| 2005 | 3.3 |
| 2004 | 3.5 |

## NOTE 16
## INCOME TAXES

The Company and its subsidiaries file a consolidated federal income tax return as well as combined state income tax returns in certain jurisdictions. In other jurisdictions, the Company and its subsidiaries file separate company income tax returns.

The provision for income taxes consists of (in millions):

| For the years ended December 31, | 2006 | 2005 | 2004 |
|---|---|---|---|
| Current: | | | |
| U.S. federal | **$106.6** | $38.1 | $15.2 |
| U.S. state and local | **7.9** | (2.2) | 2.6 |
| Non U.S. | **7.4** | – | – |
| | **121.9** | 35.9 | 17.8 |
| Deferred: | | | |
| U.S. federal | **(27.0)** | 1.3 | (6.5) |
| U.S. state and local | **3.2** | 1.7 | (2.0) |
| Non U.S. | **0.1** | – | – |
| | **(23.7)** | 3.0 | (8.5) |
| Income tax expense | **$ 98.2** | $38.9 | $ 9.3 |

The preceding table does not reflect the tax effects of unrealized gains on available for sale securities, which are recorded directly in Stockholders' equity. Stockholders' equity decreased by $7.1 million in 2005, as a result of the tax effects of unrealized gains on available for sale securities and increased by $7.1 million in 2006 as such securities were sold. These tax effects are reported in the Consolidated Statements of Changes in Stockholders' Equity as a component of Accumulated other comprehensive income, net of tax.

The following table reconciles income tax expense (benefit) at the U.S. federal statutory rate to the Company's Income tax expense (in millions):

| For the years ended December 31, | 2006 | 2005 | 2004 |
|---|---|---|---|
| U.S. federal income tax expense (benefit) at statutory rate | **$89.8** | $36.8 | $(0.2) |
| U.S. state and local income tax expense (benefit), net of U.S. federal income tax effect | **7.2** | (0.3) | 0.3 |
| Nondeductible charges | **0.5** | 1.5 | 9.6 |
| Other, net | **0.7** | 0.9 | (0.4) |
| Income tax expense | **$98.2** | $38.9 | $ 9.3 |

Included within Nondeductible charges in the above table are the effects of the $2.7 million and $25.0 million penalties in 2005 and 2004, respectively, related to the regulatory charges described in Footnote 12, for which no tax benefits were recorded.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Significant components of the Company's deferred tax assets and liabilities at December 31, 2006, 2005 and 2004 are as follows (in millions):

| December 31, | 2006 | 2005 | 2004 |
|---|---|---|---|
| Deferred tax assets: | | | |
| Employee compensation and benefit plans | **$ 31.6** | $ 14.8 | $ 13.1 |
| Fixed assets and other amortizable assets | **2.8** | 3.3 | 9.7 |
| Reserves | **9.4** | 8.9 | 8.4 |
| Valuation of investments | **2.5** | 0.3 | 2.7 |
| Net operating loss carryforwards | **42.6** | 30.8 | 30.4 |
| Less: Valuation allowance on net operating loss carryforwards | **(41.9)** | (27.8) | (27.1) |
| Total deferred tax assets | **47.0** | 30.3 | 37.2 |
| Deferred tax liabilities: | | | |
| Fixed assets and other amortizable assets | **13.3** | – | – |
| Valuation of investments | **–** | 14.1 | 10.9 |
| Total deferred tax liabilities | **13.3** | 14.1 | 10.9 |
| Net deferred tax assets | **$ 33.7** | $ 16.2 | $ 26.3 |

At December 31, 2006, the Company had U.S. federal net operating loss carryforwards, resulting from acquisitions, of $35 million. The Company recorded a related deferred income tax asset of $12 million as of December 31, 2006, and an offsetting valuation allowance as substantially all of these net operating loss carryforwards are considered more likely than not to expire unutilized. These carryforwards are subject to annual limitations on utilization and will begin to expire in 2019.

At December 31, 2006, the Company had state net operating loss carryforwards of $71 million of which $32 million resulted from acquisitions. The Company recorded a related deferred income tax asset of $4 million as of December 31, 2006, and an offsetting valuation allowance of $3 million for those net operating loss carryforwards considered more likely than not to expire unutilized. Certain of these carryforwards are subject to annual limitations on utilization and they will begin to expire in 2011.

At December 31, 2006, the Company had U.K. net operating loss carryforwards of $89 million. The Company recorded a related deferred income tax asset of $27 million as of December 31, 2006, and an offsetting valuation allowance as these net operating loss carryforwards are considered more likely than not to expire unutilized. These net operating losses may be carried forward indefinitely.

## NOTE 17
## STOCK-BASED COMPENSATION

The Company has established the Knight Capital Group, Inc. 1998 Long Term Incentive Plan, the Knight Capital Group, Inc. 1998 Nonemployee Director Stock Option Plan, the Knight Capital Group, Inc. 2003 Equity Incentive Plan and the Knight Capital Group, Inc. 2006 Equity Incentive Plan (the "2006 Plan") (collectively, the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation to employees and directors of the Company. The Stock Plans are administered by the Compensation Committee of the Company's Board of Directors, and allow for the grant of options, stock appreciation rights (2006 Plan only), restricted stock and restricted stock units (collectively, the "awards"), as defined by the Stock Plans. The Stock Plans limit the number of awards that may be granted to a single individual and the Stock Plans also limit the amount of options, stock appreciation rights (2006 Plan only) or shares of restricted stock or restricted stock units that may be awarded. As of December 31, 2006, the Company has not issued any stock appreciation rights or restricted stock units.

### Restricted Shares

Eligible employees receive restricted shares as a portion of their total compensation. Restricted share awards generally vest ratably over three years. The Company has the right to fully vest employees in their awards upon retirement and in certain other circumstances. Awards are otherwise canceled if employment is terminated before the end of the relevant vesting period.

The Company measures compensation cost related to restricted shares based on the market value of the Company's common stock at the date of grant, which the Stock Plans define as the average of the high and low sales price on the date prior to the grant date. In 2006, 2005 and 2004, the Company recorded compensation expense relating to restricted shares of $14.0 million, $13.4 million and $9.2 million, respectively, all of which has been included in Employee compensation and benefits on the Consolidated Statements of Operations. The total income tax benefit recognized on the Consolidated Statements of Operations related to restricted shares was $5.6 million, $5.4 million and $3.7 million in 2006, 2005 and 2004, respectively.

The following table summarizes restricted share activity in 2006 (shares in thousands):

| | Number of Restricted Shares | Weighted-Average Grant Date Fair Value |
|---|---|---|
| Outstanding at January 1 | 3,026.7 | $10.31 |
| Granted | 1,093.9 | 13.42 |
| Vested | (995.7) | 10.25 |
| Surrendered | (413.8) | 10.54 |
| Outstanding at December 31 | 2,711.1 | $11.55 |

The weighted-average fair value of restricted shares granted in 2006, 2005 and 2004 was $13.42, $9.80 and $13.22, respectively. Based upon the value at date of vest, the cumulative fair value of restricted shares that vested in 2006, 2005 and 2004 was $13.3 million, $9.7 million and $12.3 million, respectively.

There is $17.6 million of unamortized compensation related to the unvested restricted shares outstanding at December 31, 2006. The cost of these unvested restricted shares is expected to be recognized over a weighted-average life of 1.4 years.

**Stock Options**

The Company's policy is to grant options for the purchase of shares of Class A Common Stock at not less than market value, which the Stock Plans define as the average of the high and low sales price on the date prior to the grant date. Options generally vest ratably over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the applicable option award agreement. The Company has the right to fully vest employees in their awards upon retirement and in certain other circumstances. Awards are otherwise canceled if employment is terminated before the end of the relevant vesting period. The Company's policy is to issue new shares upon share option exercises by its employees.

The fair value of each option granted is estimated as of its respective grant date using the Black-Scholes option-pricing model. Stock options granted have exercise prices equal to the market value of the Company's common stock at the date of grant as defined by the Stock Plans. The principal assumptions utilized in valuing options and the methodology for estimating such model inputs include: 1) risk-free interest rate – estimate is based on the yield of U.S. zero coupon securities with a maturity equal to the expected life of the option; 2) expected volatility – estimate is based on several factors including implied volatility of market-traded options on the Company's common stock on the grant date and the historical volatility of the Company's common stock; and 3) expected option life – estimate is based on internal studies of historical experience and projected exercise behavior based on different employee groups and specific option characteristics, including the effect of employee terminations. Based on the results of the model, the weighted-average fair value of the stock options granted in 2006, 2005 and 2004 was $4.63, $4.03 and $4.57, respectively. The weighted-average assumptions used were as follows:

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| Dividend yield | **0.0%** | 0.0% | 0.0% |
| Expected volatility | **40.0%** | 40.0% | 40.0% |
| Risk-free interest rate | **4.7%** | 3.5% | 3.8% |
| Expected life (in years) | **3.5** | 3.5 | 4.0 |

In 2006, the Company recorded compensation expense relating to options of $6.8 million, all of which was recorded in Employee compensation and benefits on the Consolidated Statements of Operations. The total income tax benefit recognized on the Consolidated Statements of Operations related to stock options was $2.7 million in 2006.

The following table summarizes stock option activity and stock option exercisable in 2006 (options in millions):

| | **Number of Options** | **Weighted-Average Exercise Price** | **Aggregate Intrinsic Value (in millions)** | **Weighted-Average Remaining Life (years)** |
|---|---|---|---|---|
| Outstanding at January 1, 2006 | **13.3** | **$ 8.26** | | |
| Granted at market value | **1.2** | **13.24** | | |
| Exercised | **(4.5)** | **5.92** | | |
| Surrendered | **(1.1)** | **13.80** | | |
| Outstanding at December 31, 2006 | **8.8** | **$ 9.43** | **$88.0** | **4.72** |
| Vested at December 31, 2006 | **5.4** | **$ 8.61** | **62.8** | **2.94** |
| Available for future grants at December 31, 2006* | **14.0** | | | |

*Represents both options and awards available for grant.

| Range of Exercise Prices | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| | Outstanding at 12/31/06 | Weighted-Average Remaining Contractual Life | Weighted-Average Exercise Price | Number Exercisable at 12/31/06 | Weighted-Average Exercise Price |
| $ 4.17 – $ 5.61 | 1.3 | 1.69 | $ 4.57 | 1.3 | $ 4.57 |
| $ 5.97 – $ 6.84 | 2.0 | 0.81 | 6.03 | 2.0 | 6.03 |
| $ 7.25 – $ 9.21 | 1.4 | 6.60 | 8.20 | 0.7 | 7.89 |
| $ 9.52 – $10.24 | 2.5 | 7.41 | 10.02 | 0.8 | 10.16 |
| $10.30 – $37.43 | 1.5 | 7.45 | 16.05 | 0.6 | 8.91 |
| $39.84 – $71.38 | 0.1 | 2.24 | 59.73 | 0.1 | 59.73 |

The total intrinsic value of options exercised in 2006, 2005 and 2004 was $46.1 million, $15.9 million and $23.0 million, respectively. Cash received from the exercise of stock options in 2006 totaled $26.8 million.

There is $6.7 million of unrecognized compensation related to the unvested stock options outstanding at December 31, 2006. The cost of these unvested awards is expected to be recognized over a weighted-average life of 1.4 years.

## NOTE 18
## FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As a market-maker of equities, the majority of the Company's securities transactions are conducted as principal or riskless principal with broker-dealer and institutional counterparties primarily located in the United States. The Company clears the majority of its securities transactions through clearing brokers. Foreign transactions are settled pursuant to a global custody and clearing agreement with a major U.S. bank. Substantially all of the Company's credit exposures are concentrated with its clearing brokers and the bank (the "clearing agents"). These clearing agents may re-hypothecate certain securities held on behalf of the Company. Additionally, pursuant to the terms of the agreement between the Company and the clearing agents, the clearing agents have the right to charge the Company for all losses that result from a counterparty's failure to fulfill its contractual obligations. The Company has the ability to pursue collection from or performance with regard to this right. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business.

Securities sold, not yet purchased represent obligations to purchase such securities (or underlying securities) at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

The Company currently has no loans outstanding to any former or current executive officer or director.

## NOTE 19
## NET CAPITAL REQUIREMENTS

The Company's U.S. registered broker-dealers are subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. Additionally, the Company's foreign registered broker-dealers are subject to capital adequacy requirements of their respective regulatory authorities. As of December 31, 2006, the Company's significant broker-dealer subsidiaries, KEM, KCM, KEMIL and Direct Trading, were all in compliance with their capital adequacy requirements. The following table sets forth the net capital levels and requirements for the following significant regulated broker-dealer subsidiaries at December 31, 2006 as filed in their respective regulatory filings (in millions):

| Entity | Net Capital | Net Capital Requirement | Excess Net Capital |
|---|---|---|---|
| KEM | $80.4 | $7.0 | $73.4 |
| KCM | 51.4 | 1.0 | 50.4 |
| KEMIL | 22.1 | 8.0 | 14.1 |
| Direct Trading | 11.0 | 0.4 | 10.6 |

**NOTE 20**
**BUSINESS SEGMENTS**

The Company currently has two operating business segments, Asset Management and Global Markets as well as a Corporate segment. The Asset Management segment consists of investment management and sponsorship of the Deephaven Funds. The Global Markets segment offers superior execution quality through natural liquidity, capital facilitation and trading technology, with comprehensive products and services that support the capital formation process. The Corporate segment includes all corporate overhead expenses and investment income earned on strategic investments and the Company's corporate investment in the Deephaven Funds. Corporate overhead expenses primarily consist of compensation for certain senior executives and other individuals employed at the corporate holding company, legal and other professional expenses relating to corporate matters, directors' fees, investor and public relations expenses and directors' and officers' insurance.

In 2004, the Company sold one of its business segments, Derivative Markets. The revenues and expenses associated with Derivative Markets have been included within Income from discontinued operations, net of tax on the Consolidated Statements of Operations for all periods presented. For a discussion of discontinued operations, see Footnote 9, "Discontinued Operations."

The Company's revenues, income (loss) from continuing operations before income taxes and total assets by segment are summarized below (amounts in millions):

| | Asset Management | Global Markets | Corporate | Consolidated Total |
|---|---|---|---|---|
| **FOR THE YEAR ENDED DECEMBER 31, 2006:** | | | | |
| Revenues | **$214.9** | **$ 669.7** | **$ 66.6** | **$ 951.2** |
| Income from continuing operations before income taxes (1) | **74.8** | **150.3** | **31.4** | **256.5** |
| Total assets | **199.1** | **1,670.3** | **158.8** | **2,028.2** |
| For the year ended December 31, 2005: | | | | |
| Revenues | $ 89.8 | $ 470.7 | $ 74.2 | $ 634.6 |
| Income from continuing operations before income taxes (2) | 20.8 | 35.1 | 49.3 | 105.2 |
| Total assets | 82.4 | 996.1 | 337.5 | 1,416.0 |
| For the year ended December 31, 2004: | | | | |
| Revenues | $ 78.2 | $ 531.0 | $ 16.6 | $ 625.8 |
| Income (loss) from continuing operations before income taxes (3) | 29.6 | (13.2) | (16.9) | (0.5) |
| Total assets | 76.8 | 797.9 | 519.3 | 1,394.0 |

(1) Global Markets segment includes $8.5 million in Writedown of assets and lease loss accrual for the year ended December 31, 2006 (described in Footnote 8).

(2) Global Markets segment includes $10.1 million in Writedown of assets and lease loss accrual (described in Footnote 8) and Asset Management segment includes $5.7 million in Regulatory charges and related matters (described in Footnote 12) for the year ended December 31, 2005.

(3) Global Markets segment includes $3.8 million in Writedown of assets and lease loss accrual (described in Footnote 8) and $79.3 million in Regulatory charges and related matters (described in Footnote 12) for the year ended December 31, 2004.

## NOTE 21
## CONDENSED FINANCIAL STATEMENTS OF KNIGHT CAPITAL GROUP, INC. (PARENT ONLY)

Presented below are the Condensed Statements of Financial Condition, Operations and Cash Flows for the Company on an unconsolidated basis.

### STATEMENTS OF FINANCIAL CONDITION
### KNIGHT CAPITAL GROUP, INC. (PARENT ONLY)

| December 31, | 2006 | 2005 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | **$ 4,906,759** | $ 19,631,035 |
| Securities owned, at market value | **6,342,924** | 8,355,588 |
| Investments in subsidiaries, equity method | **908,407,274** | 844,461,203 |
| Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $31,077 | **278,747** | - |
| Investments in Deephaven sponsored funds | **110,918,739** | 116,515,653 |
| Strategic investments | **49,049,520** | 11,418,453 |
| Other assets | **22,029,844** | 18,960,399 |
| Total assets | **$1,101,933,807** | $1,019,342,331 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Liabilities | | |
| Accrued compensation expense | **$ 21,313,580** | $ 12,907,113 |
| Accrued expenses and other liabilities | **3,173,229** | 2,605,237 |
| Payable to subsidiaries | **95,797,757** | 155,473,111 |
| Income taxes payable | **19,162,297** | 24,908,721 |
| Total liabilities | **139,446,863** | 195,894,182 |
| Total stockholders' equity | **962,486,944** | 823,448,149 |
| Total liabilities and stockholders' equity | **$1,101,933,807** | $1,019,342,331 |

The accompanying notes are an integral part of these condensed financial statements.



### STATEMENTS OF OPERATIONS
### KNIGHT CAPITAL GROUP, INC. (PARENT ONLY)

| For the years ended December 31, | 2006 | 2005 | 2004 |
|---|---|---|---|
| **REVENUES** | | | |
| Corporate management fees | **$ 28,000,000** | $24,260,604 | $29,445,158 |
| Investment income and other | **14,694,424** | 8,635,792 | 7,359,866 |
| Total revenues | **42,694,424** | 32,896,396 | 36,805,024 |
| **EXPENSES** | | | |
| Compensation expense | **20,915,114** | 14,326,736 | 22,175,453 |
| Professional fees | **10,161,684** | 6,512,269 | 4,873,597 |
| Business development | **596,968** | 460,384 | 2,001,365 |
| Other | **3,784,959** | 4,792,445 | 4,498,769 |
| Total expenses | **35,458,725** | 26,091,834 | 33,549,184 |
| Income before income taxes and equity in earnings of subsidiaries | **7,235,699** | 6,804,562 | 3,255,840 |
| Income tax expense (benefit) | **444,393** | (1,033,254) | (352,358) |
| Income before equity in earnings of subsidiaries | **6,791,306** | 7,837,816 | 3,608,198 |
| Equity in earnings of subsidiaries | **151,554,328** | 58,523,089 | 87,523,708 |
| Net income | **$158,345,634** | $66,360,905 | $91,131,906 |

The accompanying notes are an integral part of these condensed financial statements.

**STATEMENTS OF CASH FLOWS**
**KNIGHT CAPITAL GROUP, INC. (PARENT ONLY)**

| For the years ended December 31, | 2006 | 2005 | 2004 |
|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Net income | **$ 158,345,634** | $ 66,360,905 | $ 91,131,906 |
| Adjustments to reconcile net income to net cash provided by operating activities | | | |
| Equity in earnings of subsidiaries | **(151,554,328)** | (58,523,089) | (87,523,708) |
| Depreciation and amortization | **71,077** | 40,000 | 23,333 |
| Stock-based compensation | **3,998,277** | 2,850,848 | 2,932,288 |
| Income tax benefit on stock awards exercised | **-** | 6,625,852 | 11,392,768 |
| Appreciation on investments in Deephaven sponsored funds | **(12,668,808)** | (6,848,912) | (3,499,375) |
| Unrealized loss on strategic investments | **1,118,933** | 747,993 | 155,267 |
| (Increase) decrease in operating assets | | | |
| Securities owned | **2,012,664** | 540,154 | 2,250,099 |
| Receivable from subsidiaries | **-** | - | 45,627,072 |
| Income taxes receivable | **-** | - | - |
| Other assets | **(3,790,491)** | 9,319,551 | (28,144,909) |
| Increase (decrease) in operating liabilities | | | |
| Accrued compensation expense | **8,406,467** | (8,516,180) | 7,951,750 |
| Accrued expenses and other liabilities | **567,992** | 65,588 | 256,199 |
| Payable to subsidiaries | **20,296,276** | 102,509,028 | 54,370,363 |
| Income taxes payable | **(5,746,424)** | (21,205,732) | 36,992,313 |
| Net cash provided by operating activities | **21,057,269** | 93,966,006 | 133,915,366 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Purchases of fixed assets and leasehold improvements | **(309,824)** | - | - |
| Redemptions of Deephaven sponsored funds | **19,575,433** | 5,000,000 | - |
| Investments in Deephaven sponsored funds | **(1,309,711)** | (55,000,000) | (20,000,000) |
| Proceeds from sale of strategic investments | **-** | 1,165,624 | - |
| Purchases of strategic investments | **(38,750,000)** | (3,650,000) | (7,080,000) |
| Dividends received from subsidiaries | **250,514,220** | 38,994,784 | 138,349,426 |
| Capital contributions to subsidiaries | **(235,734,872)** | (143,848,737) | (13,512,219) |
| Net cash (used in) provided by investing activities | **(6,014,754)** | (157,338,329) | 97,757,207 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Stock options exercised | **26,787,459** | 22,516,960 | 27,192,742 |
| Income tax benefit on stock awards exercised | **19,405,109** | - | - |
| Cost of common stock repurchased | **(75,959,359)** | (147,016,329) | (78,841,155) |
| Net cash used in financing activities | **(29,766,791)** | (124,499,369) | (51,648,413) |
| (Decrease) increase in cash and cash equivalents | **(14,724,276)** | (187,871,692) | 180,024,160 |
| Cash and cash equivalents at beginning of the year | **19,631,035** | 207,502,727 | 27,478,567 |
| Cash and cash equivalents at end of the year | **$ 4,906,759** | $ 19,631,035 | $207,502,727 |
| Supplemental disclosure of cash flow information: | | | |
| Cash paid for interest | **$ 408,493** | $ 576,361 | $ 189,241 |
| Cash paid for income taxes | **$ 102,746,795** | $ 52,563,496 | $ 26,917,732 |

The accompanying notes are an integral part of these condensed financial statements.



**KNIGHT CAPITAL GROUP, INC. (PARENT ONLY)**
**NOTES TO CONDENSED FINANCIAL STATEMENTS**

### A. General

The condensed financial statements of Knight Capital Group, Inc. (parent only; the "Parent Company") should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto.

### B. Income taxes

As stated in Footnote 16, the Company and its subsidiaries file a consolidated federal income tax return as well as combined state income tax returns in certain jurisdictions. In other jurisdictions, the Company and its subsidiaries file separate income tax returns. As such, both federal and state income taxes attributable to subsidiaries are accrued at the subsidiary level and are therefore, included in Equity in earnings of subsidiaries on the Condensed Financial Statements. Income tax expense included on the Parent Company's Statements of Operations represents only the income taxes attributable to the Parent Company.

# MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Knight Capital Group, Inc.'s ("Knight") management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Knight;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of Knight; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Knight's internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework*.

Based on our assessment, Knight's management has concluded that, as of December 31, 2006, internal control over financial reporting is effective.

Knight management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF KNIGHT CAPITAL GROUP, INC.**

We have completed integrated audits of Knight Capital Group, Inc.'s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

**Consolidated financial statements**

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Knight Capital Group, Inc. and its subsidiaries (the "Company") at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 17 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

**Internal control over financial reporting**

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing within this section, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
February 28, 2007

# COMPARATIVE STOCK PERFORMANCE GRAPH

The graph below compares the total cumulative return of the Knight Class A Common Stock from December 31, 2001 through December 31, 2006, to the Standard & Poor's 500 Index and the SNL All Broker-Dealer Index. The graph assumes that dividends were reinvested and is based on an investment of $100 on December 31, 2001.



TOTAL CUMULATIVE RETURN PERFORMANCE
Knight Capital Group, Inc.
SNL All Broker-Dealer Index
S&P 500 Index
Index Value
225
200
175
150
125
100
75
50
25
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06


| | Period Ending | | | | | |
|---|---|---|---|---|---|---|
| Index | 12/31/01 | 12/31/02 | 12/31/03 | 12/31/04 | 12/31/05 | **12/31/06** |
| Knight Capital Group, Inc. | 100.00 | 43.47 | 133.03 | 99.36 | 89.75 | **173.96** |
| SNL All Broker-Dealer Index | 100.00 | 74.39 | 109.15 | 116.53 | 140.64 | **198.86** |
| S&P 500 Index | 100.00 | 77.90 | 100.24 | 111.14 | 116.59 | **135.00** |

# MANAGEMENT TEAM AND BOARD OF DIRECTORS

## MANAGEMENT TEAM

Thomas M. Joyce*
Chairman & Chief Executive Officer

### BUSINESS SEGMENTS

**Asset Management**
Colin J. Smith
Deephaven Capital Management

**Global Markets**
James P. Smyth*
Broker-Dealer

Gregory C. Voetsch*
Institutional

Michael E. Williams
Foreign Exchange

### DISCIPLINES

Leonard J. Amoruso
Compliance & Regulatory Affairs

Bronwen Bastone
Human Resources

John B. Howard*
Accounting & Finance

Thomas M. Merritt*
Legal

Steven J. Sadoff*
Technology

Margaret E. Wyrwas
Corporate Communications & Investor Relations

* These executive officers are required under Section 16(a) of the Securities Exchange Act of 1934 to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the U.S. Securities and Exchange Commission (SEC) and the Nasdaq Stock Market. Further detail is available in Knight Capital Group, Inc.'s 2006 proxy filing with the SEC, also located on our website at www.knight.com.

## BOARD OF DIRECTORS

Thomas M. Joyce
Chairman & Chief Executive Officer,
Knight Capital Group, Inc.

William L. Bolster [1,3]
Lead Director,
Knight Capital Group, Inc.
Retired Co-Chairman & Chief Executive Officer,
CNBC International

Charles V. Doherty [1,2,3]
Retired Managing Director,
Madison Advisory Group

Gary R. Griffith [1,2]
Independent Financial Consultant

Robert M. Lazarowitz [1]
Former Executive Vice President,
Knight Capital Group, Inc.

Thomas C. Lockburner [1,2]
Retired Audit Partner,
Deloitte & Touche LLP

James T. Milde [1,3]
Senior Vice President & Chief Information Officer,
United Rentals, Inc.

Rodger O. Riney [1,3]
President,
Scottrade, Inc.

Laurie M. Shahon [1,3]
President and Founder,
Wilton Capital Group

1 Member, Nominating and Corporate Governance Committee
2 Member, Finance and Audit Committee
3 Member, Compensation Committee

# CORPORATE HEADQUARTERS AND OFFICES

## CORPORATE HEADQUARTERS

545 Washington Boulevard
Jersey City, New Jersey 07310
Telephone: 201.222.9400
Fax: 201.557.6853
Toll Free: 800.544.7508

## ASSET MANAGEMENT

**Deephaven Capital Management**
**Main Office**
130 Cheshire Lane
Suite 102
Minnetonka, Minnesota 55305
Telephone: 952.249.5700
Fax: 952.249.5320
www.deephavenfunds.com

11 East Superior Street
Suite 326
Duluth, Minnesota 55802
Telephone: 218.625.2322
Fax: 218.625.2324

Suite 5603, The Center
99 Queens Road, Central
Hong Kong
Telephone: 852.3555.6000
Fax: 852.3555.6111

6 Gracechurch Street, 1st Floor
London, EC3V 0AT
United Kingdom
Telephone: 44.20.7469.1900
Fax: 44.20.7469.1850

## GLOBAL MARKETS

**Main Office**
545 Washington Boulevard
Jersey City, New Jersey 07310
Telephone: 201.222.9400
Fax: 201.557.6853
Toll Free: 800.544.7508
www.knight.com

2859 Paces Ferry Road
Atlanta, Georgia 30339
Telephone: 800.438.4284
Fax: 770.333.9050
Telephone: 800.222.4891
Fax: 770.333.1096

3565 Piedmont Road, NE
3 Piedmont Center
Suite 400
Atlanta, Georgia 30305
Telephone: 404.260.5375
Fax: 404.260.5280
Toll Free: 877.392.8258

200 State Street
Suite 11B
Boston, Massachusetts 02109
Telephone: 617.912.3200
Fax: 617.912.3250
Toll Free: 800.771.8099

225 West Washington Street
Suite 300
Chicago, Illinois 60606
Telephone: 312.553.8305
Fax: 312.553.8345
Toll Free: 800.279.7695

990 Stewart Avenue
Garden City, New York 11530
Telephone: 866.202.1095
Fax: 516.214.5296

600 East Las Colinas Boulevard
Suite 2222
Irving, Texas 75039
Telephone: 972.865.0400
Fax: 972.865.0404
Toll Free: 800.421.9955

Guildhall House
81-87 Gresham Street, 4th Floor
London, EC2V 7NQ
United Kingdom
Telephone: 44.20.7997.2200
Fax: 44.20.7997.2220

Brentwood Center
11601 Wilshire Boulevard
Suite 520
Los Angeles, California 90025
Telephone: 800.430.3434
Fax: 310.479.2656

509 Madison Avenue
Suite 2002
New York, New York 10022
Telephone: 212.284.9927
Fax: 212.284.9928

100 Manhattanville Road
Purchase, New York 10577
Telephone: 914.251.5800
Fax: 914.251.5812
Toll Free: 800.677.8746

One Independence Plaza
280 Highway 35
Red Bank, New Jersey 07701
Telephone: 732.747.3461
Fax: 732.747.3462

One Market Street
Spear Tower
San Francisco, California 94105
Telephone: 415.541.3920
Fax: 415.896.6139
Toll Free: 866.612.7095
Telephone: 415.348.2744
Fax: 415.348.2742

4699 Old Ironsides Drive
Suite 300
Santa Clara, California 95054
Telephone: 408.855.0800
Fax: 408.492.1290

3 Pickering Street
01-65 Nankin Row
China Square Central
Singapore 048660
Telephone: 65.6538.1489
Fax: 65.6538.1487



Concept and Design: www.crittgraham.com Copywriting: Margaret E. Wyrwas, Kara A. Fitzsimmons, Margaret K. Morley, Molly K. McDowell, Jillian E. Herman Photography: Danny Clinch Printing: ACME Printing Co. LLC

### Annual Meeting

The 2007 Annual Meeting will take place at 1:00 p.m. EDT on Wednesday, May 9, 2007, at Knight's Corporate Headquarters, 545 Washington Boulevard, Jersey City, New Jersey 07310.

### Common Stock

The Class A Common Stock is listed in the Nasdaq Global Select Market under the symbol "NITE." Public trading of the Company's Class A Common Stock commenced on July 8, 1998. The Company's common stock underwent a 2-for-1 stock split on May 14, 1999, at the close of business. The CUSIP number is 499005 10 6.

### Dividend Policy

The Company has never declared or paid a cash dividend on its Class A Common Stock.

### Corporate Website

www.knight.com

### Publications

Copies of the Annual Report, the Annual Report on SEC Form 10-K, Quarterly Reports on SEC Form 10-Q, Current Reports on SEC Form 8-K, Forms 3, 4 and 5 filed on behalf of directors and executive officers, Proxy Statements, press releases and general information are available through the corporate website, by calling Investor and Shareholder Relations at 201.356.1723, or by writing Investor and Shareholder Relations at the Corporate Headquarters address.

### Contact Information

Analyst, Investor, Media and Public Relations inquiries should be directed to Margaret Wyrwas, Senior Managing Director, Corporate Communications & Investor Relations, by writing to the Corporate Headquarters address, or by calling 201.557.6954. Media inquiries may be directed to Kara Fitzsimmons, Vice President, Corporate Communications at 201.356.1523. Investor and Shareholder inquiries may be directed to Investor and Shareholder Relations, by writing to the Corporate Headquarters address, or by calling 201.356.1723.

### Independent Auditor

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017
www.pwc.com

### Outside Counsel

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
www.skadden.com

### Consolidated Subsidiaries

For a list of our regulated broker-dealer subsidiaries, please refer to our Annual Report on SEC Form 10-K.

### Transfer Agent and Registrar

Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, New Jersey 07310
800.851.9677
www.melloninvestor.com

### Corporate Disclaimers

Knight Capital Group, Inc. provides its offerings through its Asset Management and Global Markets business segments. Services offered by Knight's Asset Management business are provided by Deephaven Capital Management LLC, a registered investment adviser with the U.S. Securities and Exchange Commission (SEC), Deephaven Capital Management International Ltd., regulated by the Financial Services Authority (FSA) in the United Kingdom (U.K.) and Deephaven Asia Limited, regulated by the Hong Kong Securities and Futures Commission. Securities and services for the Global Markets business are offered by Knight's regulated broker-dealer subsidiaries duly registered with the SEC, the Securities Investor Protection Corporation, National Exchanges and self-regulatory organizations. These entities are as follows: Direct Edge ECN LLC; Direct Trading Institutional, L.P.; Knight Capital Markets LLC; Knight Equity Markets, L.P.; and ValuBond Securities, Inc. Securities and services are also provided by Hotspot FXr L.L.C. (member of National Futures Association and Commodity Futures Trading Commission); Hotspot FXi Europe Limited, authorized and regulated by the FSA; and, Knight Equity Markets International Limited, authorized and regulated by the FSA, and a member of the London Stock Exchange and other major European Exchanges.

Unless the context otherwise requires, the "Company," "Knight," "We," or "Our" shall mean Knight Capital Group, Inc. and its consolidated subsidiaries.

Certain statements contained in this annual report, including without limitation, those under "Management's Discussion and Analysis of Financial Condition and Results of Operations" (MD&A) and statements containing the words "believes," "intends," "expects," "anticipates" and words of similar import, may constitute forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts and are based on current expectations, estimates and projections about the Company's industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict including, without limitation, risks associated with the costs, integration, performance and operation of businesses recently acquired, or that may be acquired in the future, by the Company, and the risks and uncertainties associated with the recent change in management at Deephaven Capital Management LLC (together with its subsidiaries "Deephaven") and the potential impact on the Deephaven business and assets under management. Since such statements involve risks and uncertainties, the actual results and performance of the Company may turn out to be materially different from the results expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Unless otherwise required by law, the Company also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made in this report. Readers should carefully review the risks and uncertainties detailed under "Certain Factors Affecting Results of Operations" in the MD&A herein and in other reports or documents the Company files from time to time with the SEC. This discussion should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto contained in this report.

Knight™

► THE SCIENCE OF TRADING
► THE STANDARD OF TRUST


**Corporate Headquarters**
545 Washington Boulevard
Jersey City, New Jersey 07310
Telephone: 201.222.9400
Fax: 201.557.6853
Toll Free: 800.544.7508

Nasdaq: NITE
**www.knight.com**




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